Exhibit 1

AGREEMENT AND PLAN OF MERGER

by and among

GENERAL ELECTRIC COMPANY,

TONIC ACQUISITION CORP

and

VITAL SIGNS, INC.

Dated as of July 23, 2008

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUB		40
4.1	Organization, Standing and Power	40
4.2	Authority; No Conflict; Required Filings and Consents	41
4.3	Information Provided	42
4.4	Operations of the Merger Sub	42
4.5	Litigation	42
4.6	Financing	42
4.7	Brokers	42
4.8	Exclusive Representations and Warranties	43

ARTICLE V CONDUCT OF BUSINESS		43
5.1	Covenants of the Company	43
5.2	Confidentiality	46
5.3	Merger Sub Shareholder Action	46

ARTICLE VI ADDITIONAL AGREEMENTS		46
6.1	No Solicitation or Negotiation	46
6.2	Proxy Statement	50
6.3	Nasdaq Quotation	51
6.4	Access to Information	51
6.5	Shareholders Meeting	52
6.6	Legal Requirements	52
6.7	Public Disclosure	54
6.8	Indemnification	55
6.9	Notification of Certain Matters	56
6.10	Employee Compensation	56
6.11	Accrued Personal, Sick or Vacation Time	57
6.12	Service Credit	57
6.13	Resignations	58
6.14	Shareholder Agreement	58
6.15	Litigation	58
6.16	State Takeover Statutes	58
6.17	Pre-Closing Environmental Filings	58
6.18	Rule 16b-3	59

ARTICLE VII CONDITIONS TO MERGER		59
7.1	Conditions to Each Party’s Obligation To Effect the Merger	59
7.2	Additional Conditions to Obligations of the Buyer and the Merger Sub	60
7.3	Additional Conditions to Obligations of the Company	61
7.4	Frustration of Closing Conditions	61

ARTICLE VIII TERMINATION AND AMENDMENT		61
8.1	Termination	61
8.2	Effect of Termination	63
8.3	Fees and Expenses	64

ARTICLE IX MISCELLANEOUS		65
9.1	Nonsurvival of Representations, Warranties and Agreements	65

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9.2	Amendment	65
9.3	Extension; Waiver	65
9.4	Notices	65
9.5	Entire Agreement	67
9.6	No Third Party Beneficiaries	67
9.7	Assignment	67
9.8	Severability	67
9.9	Counterparts and Signature	67
9.10	Interpretation	68
9.11	Governing Law	68
9.12	Remedies	68
9.13	Submission to Jurisdiction	68
9.14	Obligation of Buyer	69
9.15	WAIVER OF JURY TRIAL	69

Exhibit A – Form of Certificate of Incorporation

Exhibit B – Form of By-laws

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TABLE OF DEFINED TERMS

Terms	Reference in Agreement
2002 Incentive Plan	Section 2.3
2003 Investment Plan	Section 2.3
Acquisition Proposal	Section 6.1(f)
Affiliate	Section 3.2(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Antitrust Laws	Section 6.6(c)
Applicable Privacy Laws	Section 3.15(d)
Authorized Quotation System	Section 3.4(c)
Bankruptcy and Equity Exception	Section 3.4(a)
BIS	Section 3.11(h)
Business Associate	Section 3.15(a)
Business Day	Section 1.3
Buyer	Preamble
Buyer Disclosure Letter	Article IV
Buyer Employee Plan	Section 6.12(a)
Buyer Environmental & Health & Safety Assessment	Section 6.4(c)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.2
Clarifying Discussions	Section 6.1(a)
Closing	Section 1.3
Closing Date	Section 1.3
COBRA	Section 3.13(k)
Code	Section 2.2(f)
Common Shares	Section 3.2(a)
Company	Preamble
Company Balance Sheet	Section 3.5(b)
Company Board	Section 3.4(a)
Company Board Recommendation	Section 3.4(a)
Company Charter Documents	Section 3.3(c)
Company Common Stock	Section 2.1(b)
Company Disclosure Letter	Article III
Company Intellectual Property	Section 3.9(g)
Company Leases	Section 3.8(c)
Company Licensed Intellectual Property	Section 3.9(g)
Company Material Adverse Effect	Section 3.1
Company Material Contract	Section 3.10(a)
Company Meeting	Section 6.5
Company Owned Intellectual Property	Section 3.9(g)
Company Owned Real Estate	Section 3.8(a)

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Company Permits	Section 3.16(a)
Company Plans	Section 3.13(a)
Company SEC Reports	Section 3.5(a)
Company Shareholder Approval	Section 3.4(a)
Company Stock Option	Section 2.3
Company Stock Plans	Section 2.3
Company Tax-Qualified Plan	Section 3.13(d)
Confidentiality Agreement	Section 5.2
Continuing Employees	Section 6.10
Contract	Section 3.4(b)
Copyrights	Section 3.9(g)
Court Order	Section 3.11(a)
Covered Entity	Section 3.15(a)
D&O Insurance	Section 6.8(b)
DOJ	Section 6.6(c)
Data Subjects	Section 3.15(e)
EAR	Section 3.11(h)
Effective Time	Section 1.2
Engagement Letter	Section 3.21
Environmental Law	Section 3.12(k)(i)
Environmental Permit	Section 3.12(d)
ERISA	Section 3.13(a)
ERISA Affiliate	Section 3.13(e)
Exchange Act	Section 3.4(c)
Exchange Fund	Section 2.2(a)
Fairness Opinion	Section 3.19
FCPA	Section 3.11(f)
FDA	Section 3.23(a)
FDA Laws	Section 3.23(a)
Federal Health Care Program	Section 3.24(a)
Federal Health Care Program Laws	Section 3.24(c)
Filed Company SEC Report	Section 3.5(a)
Financial Control Weakness	Section 3.5(d)
Foreign Employee Plans	Section 3.13(o)
FTC	Section 6.6(c)
GAAP	Section 3.5(b)
Government Contract	Section 3.22(b)
Government Subcontract	Section 3.22(b)
Governmental Damages	Section 3.14
Governmental Entity	Section 3.4(c)
Grants	Section 3.16(c)
Hazardous Substance	Section 3.12(k)(ii)
HIPAA	Section 3.15(a)
HIPAA Commitments	Section 3.15(b)
HSR Act	Section 3.4(c)
Indemnitees	Section 6.8(a)

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Intellectual Property	Section 3.9(g)
IRS	Section 3.7(b)
JPMorgan	Section 3.19
Knowledge	Section 3.5(a)
Laws	Section 3.14
Liens	Section 3.4(b)
Merger	Preamble
Merger Consideration	Section 2.1(c)
Merger Sub	Preamble
NJBCA	Preamble
NJDT	Section 1.2
Notice	Section 6.1(b)(iii)
OFAC	Section 3.11(g)
Option Consideration	Section 2.3
Outside Date	Section 8.1(b)
Patents	Section 3.9(g)
Paying Agent	Section 2.2(a)
Payors	Section 3.24(b)
Person	Section 2.2(b)
Personal Data	Section 3.15(d)
Policies	Section 3.18(a)
Pre-Closing Period	Section 5.1
Proxy Statement	Section 3.5(c)
PSV Policies	Section 6.11
Registrations	Section 3.23(b)
Release	Section 3.12(k)(iii)
Representatives	Section 6.1(a)
Required Company Shareholder Vote	Section 3.4(d)
Restraints	Section 7.1(c)
Restricted Parties	Section 3.11(g)
SEC	Section 3.4(c)
Second Date	Section 8.1(b)
Secret Information	Section 3.9(g)
Securities Act	Section 3.2(c)
Shareholder Agreement	Preamble
Software	Section 3.9(g)
SOxA	Section 3.5(d)
SSA	Section 3.24(a)
SSOA Subsidiary	Section 3.15(a)
Subsidiary	Section 3.3(a)
Subsidiary Documents	Section 3.3(c)
Superior Proposal	Section 6.1(f)
Surviving Corporation	Section 1.1
Tax Returns	Section 3.7(a)
Taxes	Section 3.7(a)
Tax Sharing Agreement	Section 3.7(d)
Termination Fee	Section 8.3(b)
Third Date	Section 8.1(b)
Trademarks	Section 3.9(g)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of July 23, 2008, by and among GENERAL ELECTRIC COMPANY, a New York corporation (the “Buyer”), TONIC ACQUISITION CORP, a New Jersey corporation and a wholly owned subsidiary of the Buyer (the “Merger Sub”), and VITAL SIGNS, INC., a New Jersey corporation (the “Company”).

WHEREAS, the transaction shall be effected through a merger (the “Merger”) of the Merger Sub with and into the Company in accordance with the terms of this Agreement and the New Jersey Business Corporation Act (the “NJBCA”) as a result of which the Company shall become a wholly owned subsidiary of the Buyer;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Buyer and the Merger Sub to enter into this Agreement, the Buyer and certain shareholders of the Company are entering into a shareholder agreement (the “Shareholder Agreement”), pursuant to which, among other things, such shareholders have agreed to vote to approve this Agreement and to take certain other actions in furtherance of the Merger, in each case upon the terms and subject to the conditions set forth therein; and

WHEREAS, the respective Boards of Directors of the Buyer, the Merger Sub and the Company have approved this Agreement and the plan of merger set forth herein, and the Board of Directors of the Company has recommended the Agreement to the shareholders of the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, and in accordance with Sections 14A:10-4.1 and 14A:10-14 of the NJBCA, at the Effective Time (as defined in Section 1.2 below), the Merger Sub and the Company shall consummate the Merger pursuant to which (a) the Merger Sub shall be merged with and into the Company and the separate existence of the Merger Sub shall thereupon cease and (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects specified in the NJBCA, including Section 14A:10-6 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.2 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing Date, the Buyer and the Company shall jointly prepare, and, upon consummation of the Closing on the Closing Date, cause to be filed with the Department of the Treasury of the State of New Jersey (the “NJDT”) an original and one copy of a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed by the Company and the Merger Sub in accordance with, the relevant provisions of the NJBCA and shall make all other filings or recordings required under the NJBCA to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the NJDT or at such later time as is established by the Buyer and the Company and set forth in the Certificate of Merger (the “Effective Time”).

1.3 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on a date to be specified by the Buyer and the Company (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, NY 10020, unless another date, place or time is agreed to in writing by the Buyer and the Company. For purposes of this Agreement, a “Business Day” shall be any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.

1.4 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable Law.

1.5 By-laws. At the Effective Time, the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by applicable Law, the Certificate of Incorporation of the Surviving Corporation and such by-laws.

1.6 Directors and Officers of the Surviving Corporation. (a) The directors of the Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and by-laws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and by-laws of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company or capital stock of the Merger Sub (other than the requisite approval of the Merger by the shareholders of the Company in accordance with the NJBCA):

(a) Capital Stock of the Merger Sub. Each share of the common stock, no par value, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Buyer-Owned Stock. All shares of common stock, no par value, of the Company (“Company Common Stock”), that are owned by the Company as treasury stock, or by any wholly owned Subsidiary of the Company and any shares of Company Common Stock owned by the Buyer or the Merger Sub or any other wholly owned Subsidiary of the Buyer immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Merger Consideration for Company Common Stock. Subject to Section 2.2, each share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive $74.50 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(c) and the amount of dividends with a record date prior to the date of the Effective Time to which the holder of shares represented by such Certificate is entitled upon the surrender of such certificate in accordance with Section 2.2, without interest.

(d) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time, it being understood that the foregoing shall not be deemed to constitute the Buyer’s consent to any transaction otherwise prohibited by Section 5.1.

2.2 Exchange of Certificates. The procedures for exchanging certificates representing shares of Company Common Stock for the Merger Consideration pursuant to the Merger are as follows:

(a) Paying Agent. Prior to the Effective Time, the Buyer shall enter into an agreement with the Company’s transfer agent or another bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for payment of the Merger Consideration upon surrender of the Certificates. The Buyer shall use its commercially reasonable efforts to deposit with the Paying Agent within one (1) Business Day after the Effective Time (and in any event the Buyer shall deposit with the Paying Agent promptly after the Effective Time), in trust for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for payment through the Paying Agent in accordance with this Section 2.2, cash in an amount sufficient to make payment of the Merger Consideration pursuant to Section 2.1(c) as Certificates are surrendered (the “Exchange Fund”).

(b) Exchange Procedures. Promptly (and in any event within three (3) Business Days) after the Effective Time, the Buyer shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other provisions as the Buyer may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect thereto. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be requested by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and the amount of dividends with a record date prior to the date of the Effective Time to which the holder of shares represented by such Certificate is entitled. No interest will be paid or will accrue on the cash payable upon surrender of any Certificate. As used in this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Entity.

(c) No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining thereto.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the holders of Certificates for 270 days after the Effective Time shall be delivered to the Buyer, upon demand, and any holders of Certificates who have not previously complied with this Section 2.2 shall look only to the Buyer for payment of its claim for Merger Consideration.

(e) No Liability. To the extent permitted by applicable Law, none of the Buyer, the Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person for any amount properly paid from the Exchange Fund or delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding Rights. Each of the Buyer and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates or Company Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Buyer, as the case may be, such withheld amounts (i) shall be remitted by the Buyer or the Surviving Corporation, as the case may be, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates or Company Stock Options in respect of which such deduction and withholding was made by the Surviving Corporation or the Buyer, as the case may be.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Buyer, the posting by such Person of a bond in such reasonable amount as the Buyer may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(h) Stock Transfer Books. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares thereafter on the records of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by applicable Law. On or after the Effective Time, any Certificates presented to the Paying Agent or the Buyer for any reason shall be cancelled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.1(c).

(i) Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by the Buyer; provided that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock and following any losses the Buyer shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Company Common Stock in the amount of any such losses. Any interest and other income resulting from such investment shall be the property of, and shall be promptly paid to, the Buyer.

2.3 Company Stock Plans. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any outstanding option to purchase Company Common Stock (“Company Stock Option”), each Company Stock Option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall be cancelled and terminated and converted into the right to receive a cash amount equal to the Option Consideration (as defined below) for each share of Company Common Stock then subject to such Company Stock Option. Prior to the Effective Time, the Company shall take all actions necessary to provide that each Company Stock Option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to such Company Stock Option. Except as otherwise provided below, the Option Consideration shall be paid upon or immediately following the Closing Date. Prior to the Effective Time, the Company shall make any amendments to the terms of the 2003 Investment Plan, the 2002 Incentive Plan and any other stock option plans, employee stock purchase plans or other equity-related plans of the Company (the “Company Stock Plans”), and to the terms of any agreement or instrument evidencing the grant of any Company Stock Options issued other than pursuant to the Company Stock Plans, and use its best efforts to obtain any consents from holders of Company Stock Options that, in each case, are necessary to give effect to the transactions contemplated by this Section 2.3 and, notwithstanding anything to the contrary, payment may be withheld in respect of any Company Stock Option until any necessary consents are obtained. Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, warrants or other rights or agreements that would entitle any Person, other than the Buyer and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof (other than pursuant to this Section 2.3). Prior to the Effective Time, the Company shall take all actions necessary to terminate all its Company Stock Plans, such termination to be effective at or before the Effective Time. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Company Stock Option, an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such share of Company Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered section of the disclosure schedule delivered by the Company to the Buyer and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is readily apparent on its face, the Company represents and warrants to the Buyer and the Merger Sub that:

3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of New Jersey, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as currently proposed by the executive officers of the Company to be conducted. The Company is duly licensed or qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character or location of the properties and assets it owns, operates or leases or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Company Material Adverse Effect” means any change, event, occurrence or state of facts that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (i) on the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, or (ii) on the Company’s ability to, in a timely manner, perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement, or (b) would subject the Buyer or any Affiliate to any criminal or material civil liability resulting from a violation of Law; provided, however that none of the following shall be deemed to be, and shall not be taken into account in determining whether there has been, a Company Material Adverse Effect: facts, circumstances, events, changes, effects or occurrences (i) generally affecting the economy or the financial, debt, credit or securities markets in the United States, including as a result of changes in geopolitical conditions, (ii) generally affecting any of the industries in which the Company or its Subsidiaries operate, (iii) resulting directly or proximately from the announcement of this Agreement and the transactions contemplated hereby, including any negative impact on the relationships between the Company and its Subsidiaries and any of their respective customers, suppliers, distributors or employees resulting from the identities of the parties to this Agreement or the performance of this Agreement and the transactions contemplated by this Agreement (for the avoidance of doubt, this clause (iii) shall not exclude any such effect, change, event, occurrence or state of facts arising out of, resulting from or constituting a breach of any covenant of the Company under this Agreement), (iv) resulting from changes after the date hereof in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (v) resulting from any outbreak or escalation of hostilities or war or any act of terrorism, or (vi) resulting from any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to any such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), except, in the case of clauses (i), (ii), (iv) and (v) above, such facts, circumstances, changes, events, effects or occurrences shall not be excluded to the extent that they have a disproportionate effect on the Company and its Subsidiaries taken as a whole compared with other companies operating in any of the principal industries in which the Company and its Subsidiaries operate.

3.2 Capitalization. (a) The authorized capital stock of the Company consists of (i) 40,000,000 shares of Company Common Stock, of which 13,296,697 shares were outstanding as of July 21, 2008 (the “Common Shares”); and (ii) 10,000,000 shares of preferred stock, no par value, none of which are issued or outstanding. There are no issued and outstanding shares of capital stock of the Company other than the Common Shares. Except for this Agreement or as set forth in Section 3.2(b) of the Company Disclosure Letter, there are no agreements, arrangements, options, puts, calls, rights or commitments of any character in effect with the Company or any of its Subsidiaries relating to the issuance, sale, purchase, repurchase, redemption, conversion, exchange, registration, voting or transfer of any shares of capital stock of the Company. None of the Common Shares has been issued in violation of, or is subject to, any preemptive, first refusal or subscription rights. All voting rights in the Company are vested exclusively in the Common Shares.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of July 21, 2008, of: (i) the name of each Company Stock Plan, (ii) the number of shares of Company Common Stock subject to outstanding options and restricted stock awards under all Company Stock Plans and (iii) for each such option or other right (1) the name of the holder thereof, (2) the number of shares of Company Common Stock subject thereto, (3) the exercise price thereof and (4) the date of grant. There are no awards under the 2003 Investment Plan for which any shares of Company Common Stock remain issuable and under which any purchased shares of Company Common Stock have not been paid for in full. There are no stock options or restricted stock awards granted under any plan adopted by a Subsidiary of the Company providing the holders thereof with a right to acquire Company Common Stock. Since July 21, 2008, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the exercise of outstanding Company Stock Options referred to above in this Section 3.2(b).

(c) Except (i) as set forth above in Sections 3.2(a) and 3.2(b) and (ii) as expressly permitted by Article V, as of the date of this Agreement there are not, and as of the Effective Time there will not be, (A) any equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding or (B) any options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. The Company does not have any outstanding stock appreciation rights, phantom stock or performance based rights to acquire equity securities, stock appreciation rights or phantom stock. Neither the Company nor any of its controlled Affiliates is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the

Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person, who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”). There are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other similar agreement or understanding, other than as required by the New Jersey Shareholders’ Protection Act, to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company.

(d) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 3.2(b), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NJBCA, the Company’s certificate of incorporation or by-laws or any agreement to which the Company is a party or is otherwise bound.

(e) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any of the Company’s Subsidiaries.

3.3 Subsidiaries. (a) Section 3.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name; (ii) the jurisdiction of organization; and (iii) whether or not such Subsidiary is wholly-owned (directly or indirectly) by the Company. For purposes of this Agreement, the term “Subsidiary” (i) means with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, partnership trust, limited liability company or other non-corporate business enterprise in which such party (and/or one or more Subsidiaries of such party) holds stock or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity and (ii) with respect to the Company, includes Shenzhen Vital Signs-KTL Medical Instrument Co. Ltd.

(b) Each Subsidiary of the Company is duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its formation, has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly licensed or qualified to do business and is in good standing (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. Subsidiaries, all of which the Company has the power to cause to be transferred for no or nominal consideration to the Company or the Company’s designee) are owned, directly or indirectly, of record and beneficially, by the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company’s voting rights, charges or other encumbrances. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or that are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

(c) The Company has provided to the Buyer true, complete and correct copies of the charter, by-laws or other organizational documents of the Company (the “Company Charter Documents”), and of each Subsidiary of the Company (the “Subsidiary Documents”), in each case amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions.

(d) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary of the Company, other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company.

3.4 Authority; No Conflict; Required Filings and Consents. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of this Agreement by the Company’s shareholders under the NJBCA (the “Company Shareholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, unanimously, (i) adopted this Agreement in accordance with the provisions of the NJBCA, and (ii) directed that this Agreement be submitted to the shareholders of the Company for their approval and resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement (the “Company Board Recommendation”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Shareholder Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by each of the Buyer and the Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and compliance by the Company with the terms and provisions hereof shall not, (i) conflict with, or result in any violation or breach of, any provision of the Company Charter Documents or any of the Subsidiary Documents, (ii) conflict with, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit or forfeiture of any rights) under, require a consent, filing or waiver under, require the payment of a penalty under or result in the imposition of any Lien on the Company’s or any of its Subsidiary’s respective properties, Intellectual Property or other assets under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement, instrument or obligation, written or oral, to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (each, a “Contract”), or any Company Permit, or (iii) subject to obtaining the Company Shareholder Approval and compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, writ, order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets, except, in the case of clauses (ii) and (iii) for any such conflict, violation, breach, default, loss, right, requirement, Lien or other occurrence which would not, individually or in the aggregate, have a Company Material Adverse Effect and other than as may arise in connection with facts and circumstances particular to the Buyer, the Merger Sub and their Affiliates. As used in this Agreement, the term “Lien” shall mean any mortgage, security interest, pledge, lien, charge or encumbrance other than (A) statutory liens securing payments not due and payable as of the Closing Date, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances, as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market, automated quotation system or stock exchange on which shares of Company Common Stock are listed for trading or on which prices for the Company Common Stock are quoted pursuant to application by the Company (an “Authorized Quotation System”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing under any applicable foreign antitrust or trade regulation laws, (ii) the filing of an original and one copy of the Certificate of Merger with the NJDT and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) the filing of the Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), (iv) the filing of such reports, schedules or materials under the Exchange Act or the rules of any Authorized Quotation System as may be required in connection with this Agreement and the transactions contemplated hereby and (v) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected, to have a Company Material Adverse Effect. As used in this Agreement, “Governmental Entity” means any United States, non-United States or multi-national government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States or multi-national government or governmental authority or any political subdivision thereof, (iii) any United States, non-United States or multi-national regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled or purporting to exercise, any judicial, legislative, police, regulatory, or taxing authority or power, including any court, tribunal, commission or arbitrator, (iv) any self-regulatory organization, or (v) any official of any of the foregoing.

(d) Assuming a quorum is present, the affirmative vote of a majority of the votes cast by the holders of outstanding shares of Company Common Stock entitled to vote at the Company Meeting (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of capital stock or other securities of the Company or any of its Subsidiaries necessary for the Company Shareholder Approval and for the consummation by the Company of the other transactions contemplated by this Agreement and the Shareholder Agreement in accordance with the Company Charter Documents, the rules of The Nasdaq Stock Market or the NJBCA. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.

3.5 SEC Filings; Financial Statements; Information Provided. (a) The Company has filed or furnished all registration statements, forms, reports and other documents required to be filed or furnished by the Company with the SEC since October 1, 2005. All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Closing, and in each case including all exhibits, schedules and amendments thereto and documents incorporated by reference therein) are referred to herein as the “Company SEC Reports.” As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Reports), the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No investigation by the SEC with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened. Except to the extent that information contained in any Company SEC Report filed and publicly available prior to the date of this Agreement (a “Filed Company SEC Report”) has been revised or superseded by a later Filed Company SEC Report, none of the Company SEC Reports contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act. As used in this Agreement, “Knowledge” of any Person that is not an individual shall mean, with respect to any matter in question, the actual knowledge after due inquiry of the individuals listed on Section 3.5(b) of the Company Disclosure Letter.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of their operations and cash flows for the periods indicated, subject, in the case of unaudited interim financial statements, to normal and recurring year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole). The consolidated, audited balance sheet of the Company as of September 30, 2007 included in the Company’s Annual Report on Form 10-K for the year ended as of such date (including the notes thereto) is referred to herein as the “Company Balance Sheet.” Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except (i) liabilities as and to the extent set forth on the Company Balance Sheet or the notes thereto, (ii) liabilities incurred after the date of the Company Balance Sheet in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by this Agreement, (iii) liabilities arising in the ordinary course of business pursuant to the terms of Company Contracts (other than relating to any breaches thereof by the Company or its Subsidiaries) disclosed in the Company Disclosure Letter or that are not required to be disclosed therein pursuant to the terms of this Agreement and (iv) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The information to be supplied by or on behalf of the Company for inclusion in the proxy statement to be sent to the shareholders of the Company (as amended or supplemented from time to time, the “Proxy Statement”) in connection with the Company Meeting shall not, on the date the Proxy Statement is first mailed to shareholders of the

Company, at the time of the Company Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are designed to accumulate and communicate to the Company’s principal executive officer and its principal financial officer information required to be included in the Company’s periodic reports required under the Exchange Act as appropriate to allow timely decisions regarding required disclosure. The principal executive officer and the principal financial officer of the Company have timely made all certifications required by the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated by the SEC thereunder (the “SOxA”). All of the statements contained in such certifications are complete and correct as of the dates thereof. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses (as such terms are defined in PCAOB Auditing Standard No. 2) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data (each a “Financial Control Weakness”) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of The Nasdaq Stock Market.

(e) The Company’s system of internal control over financial reporting is designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. No Financial Control Weakness was identified in management’s assessment of its internal control over financial reporting as of September 30, 2007 (nor has any such Financial Control Weakness since been identified).

(f) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds or otherwise taken or permitted to be taken any action in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in Filed Company SEC Reports, since December 31, 2007, no event has occurred that would be required to be reported as a “Certain Relationship or Related Transaction” pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.

(g) Since October 1, 2005, the Company has not obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since October 1, 2005, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(h) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or Persons performing similar functions. Prior to the date hereof, the Company has promptly disclosed, by filing a Form 8-K, any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of SOxA. To the Knowledge of the Company, as of the date hereof, there have been no violations of provisions of the Company’s code of ethics other than immaterial violations by employees who are not responsible for managing others.

3.6 Absence of Certain Changes or Events. (a) Since the date of the Company Balance Sheet there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except in connection with the transactions contemplated by this Agreement and the Shareholder Agreement, since the date of the Company Balance Sheet (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action nor has there been any event that would have required the consent of the Buyer under Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement. Without limiting the foregoing, from the date of the Company Balance Sheet through the date hereof, there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries that materially affects the use thereof.

3.7 Taxes. (a) Each of the Company and each of its Subsidiaries has timely filed, or has caused to be timely filed, with the appropriate Tax authority or Governmental Entity all Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all material respects. The Company and each of its Subsidiaries have paid on a timely basis all

Taxes due with respect to the Tax periods covered by such Tax Returns and all other Taxes otherwise due. The Company Balance Sheet reflects an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all Tax periods and portions thereof through the date of such Company Balance Sheet. All liabilities for Taxes that arose since the date of the Company Balance Sheet arose in the ordinary course of business. All Taxes that the Company or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity, except for any such Taxes with respect to which the failure to withhold, collect or pay have not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement: (i) “Tax” or “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other comparable assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and other charges in the nature of Taxes imposed by any Tax authority or Governmental Entity, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax authority or Governmental Entity in connection with any item described in clauses (A) or (B), and (C) any amounts in respect of any items described in clauses (A) and/or (B) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under federal, state, local or foreign law) or otherwise, and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement, Tax election or other similar document relating to or required to be filed with any Tax authority or Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) The Company has made available to the Buyer true, correct and complete copies of all U.S. federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company and each of its Subsidiaries since October 1, 2004. The U.S. federal income Tax Returns of the Company and each of its Subsidiaries have been examined by and settled with the Internal Revenue Service (the “IRS”) or are closed by the applicable statute of limitations for all Tax years through the Tax year specified in Section 3.7(b) of the Company Disclosure Letter. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid. The Company has provided to the Buyer true, correct and complete copies of all other Tax Returns of the Company and its Subsidiaries together with all related examination reports and statements of deficiency for all Tax periods from and after October 1, 2004. No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Tax authority or Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated and no written notice thereof has been received. Neither the Company nor any of its Subsidiaries has been informed by any Tax authority or Governmental Entity that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed or otherwise pay any Tax that was not paid. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

(c) Neither the Company nor any of its Subsidiaries: (i) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will be treated as an “excess parachute payment” under Section 280G of the Code; or (ii) has any actual or potential liability for any Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), or as a transferee or successor, by contract or otherwise.

(d) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group the common parent of which was the Company or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, arrangement or practice (a “Tax Sharing Agreement”) and, after the Closing Date, none of the Company or any Subsidiary will be bound by any Tax Sharing Agreement or similar arrangement or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(e) No Liens for Taxes exist with respect to any of the assets or property of the Company nor any of its Subsidiaries except for statutory Liens for Taxes not yet due or payable.

(f) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(g) The Company is not a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five-year period ending on the Closing Date.

(h) Neither the Company nor any of its Subsidiaries has engaged in any transaction that would constitute a “listed transaction” or a “tax shelter” within the meaning of Section 6111 or 6662 of the Code.

(i) Neither the Company nor any of its Subsidiaries has changed any of its methods of reporting income or deductions for Tax purposes from those employed in the preparation of its Tax Returns for the Tax year ended September 30, 2007.

(j) There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company and its Subsidiaries under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).

(k) No foreign Subsidiary of the Company is, or at any time has been, a passive foreign investment company within the meaning of Section 1297 of the Code, neither the Company nor any Subsidiary is a shareholder, directly or indirectly, in a passive foreign investment company, and no foreign Subsidiary of the Company that is not a United States person (x) is, or, has been at any time within the period covered by the statute of limitations applicable to this representation, engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged and (y) has, or has had at any time within the period covered by the statute of limitations applicable to this representation, an investment in “United States property” within the meaning of Section 956(c) of the Code. Neither the Company nor any Subsidiary is, or has been at any time within the period covered by the statute of limitations applicable to this representation, subject to (A) the dual consolidated loss provisions of Section 1503(d) of the Code, (B) the overall foreign loss provisions of Section 904(f) of the Code or (C) the recharacterization provisions of Section 952(c)(2) of the Code.

(l) The Company Disclosure Letter sets forth all foreign jurisdictions in which the Company or any of its Subsidiaries is subject to Tax, is engaged in business or has a permanent establishment.

(m) Neither the Company nor any of its Subsidiaries has entered into any agreement with any Governmental Entity that expressly limits or expressly denies the ability of the Company or any of its Subsidiaries or Affiliates to perform Tax planning or enter into Tax planning arrangements, schemes or other similar arrangements.

(n) To the Knowledge of the Company, no claim has been made by any Governmental Entity in a jurisdiction where neither the Company nor any Subsidiary files a Tax Return that the Company or any such Subsidiary may be subject to Tax by that jurisdiction.

(o) No Subsidiary has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(p) Neither the Company nor any of its Subsidiaries has ever participated in an international boycott as defined in Section 999 of the Code.

(q) Neither the Company nor any of its Subsidiaries owns any interest in an entity that is characterized as a partnership for U.S. federal income Tax purposes.

(r) No Subsidiary is a party to a gain recognition agreement under Section 367 of the Code.

(s) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (i) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law); (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; (iii) installment sale or other open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

3.8 Owned and Leased Real Properties; Title to Properties. (a) Section 3.8(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of (i) the addresses of all real property owned by the Company or any Subsidiary (such real property, together with all buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto, the “Company Owned Real Estate”) and (ii) all loans secured by mortgages encumbering the Company Owned Real Estate. The Company or its Subsidiaries (as the case may be) have good and marketable fee simple title to such Company Owned Real Estate free and clear of all Liens. Other than the rights of the Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Estate or any portion thereof or interest therein and neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) The Company Owned Real Estate complies in all material respects with the requirements of all applicable building, zoning, subdivision, health, safety and other land use statutes, laws, codes, ordinances, rules, orders and regulations.

(c) Section 3.8(c) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of all real property (i) leased, (ii) subleased or (iii) licensed by the Company or any of its Subsidiaries (collectively “Company Leases”) and the location of the premises together with a true and complete list of all written Company Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto and including the date and names of the parties to such Company Lease). The Company Leases are legal, valid, binding and enforceable and in full force and effect. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Lease is in default under any of the Company Leases, other than any default which has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any Company Owned Real Estate or real property held by Company Leases to any Person other than the Company and its Subsidiaries. The Company has provided the Buyer with true, complete and correct copies of all written Company Leases. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such Company Leases, the Company or its Subsidiaries has not collaterally assigned or granted any other security interest in such Company Leases or any interest therein, and there are no Liens or encumbrances on the estate or interest created by such Company Leases.

(d) The Company and its Subsidiaries have good and valid title to all properties and other assets (other than the Company Owned Real Estate) that are reflected on the Company Balance Sheet as being owned by the Company or one of its Subsidiaries (or acquired after the date thereof) and that are, individually or in the aggregate, material to the Company’s business or financial condition on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice and not in violation of this Agreement), free and clear of all Liens.

(e) The Company Owned Real Estate and the Company Leases comprise all of the real property used in, or otherwise related to, the Company’s business as of the date hereof.

3.9 Intellectual Property. (a) Section 3.9(a)(1) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of (i) all Company Owned Intellectual Property (other than (A) any unregistered Company Owned Intellectual Property described in clauses (C), (D), (E) and (F) of the definition of Intellectual Property and (B) any Trademark that is not subject to any application or registration and is not material to either the business of the Company or its Subsidiaries), (ii) the owner of such Company Owned Intellectual Property and any registration thereof or application therefor in any jurisdiction (noting the relevant jurisdiction), (iii) a complete list of all licenses or rights granted by the Company or any of its Subsidiaries with respect to such Company Owned Intellectual Property (identified by title, date and parties), other than nonexclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business and (iv) Contracts existing as of the date hereof pursuant to which the Company or one of its Subsidiaries has obtained rights to the Company Licensed Intellectual Property, including the duration or term thereof, other than any Contract (A) pursuant to which the Company or any of its Subsidiaries is granted the right to use commercially available software or (B) which is not material to the business of the Company and its Subsidiaries taken as a whole. All Company Owned Intellectual Property is owned by the Company or one of its Subsidiaries free and clear of all Liens, including claims or rights of employees, agents, consultants, contractors, partners, inventors, customers, licensees or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such Intellectual Property (but excluding nonexclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business).

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Letter, to the Knowledge of the Company, neither the existence nor the sale, offer to sell, license, lease, transfer, export, import, use, reproduction, distribution, modification or other exploitation by the Company or any of its Subsidiaries of any of their respective products or services, as such products or services are or were sold, licensed, leased, transferred, used or otherwise exploited by such Persons, does or did (i) infringe on any Patent, Trademark, Copyright or other right of any other Person or (ii) constitute a misuse or misappropriation of any Secret Information of any other Person. There is no contract, license, Lien, governmental order, decree or judgment restricting the ability of the Company or any of its Subsidiaries to sell, offer to sell, license, lease, transfer, export, import, use, reproduce, distribute, modify or otherwise exploit any Company Owned Intellectual Property.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Patents, registered Trademarks and registered Copyrights owned by the Company or any of its Subsidiaries have been duly registered and/or filed, as applicable, with or issued by each applicable Governmental Entity in each jurisdiction in which the Company or any of its Subsidiaries has sought to register such rights; and (ii) where Company Owned Intellectual Property has been issued or registered, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect.

(d) There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened, nor is any governmental investigation pending or, to the Knowledge of the Company, threatened, with respect to, and neither the Company nor any of its Subsidiaries has at any time since October 1, 2004 received written notice of, any possible infringement or other violation by the Company or any of its Subsidiaries or any of its or their products or services, of the Intellectual Property rights of any Person.

(e) The execution and delivery of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby will not: (i) conflict with, or result in any material violation of, or default (with or without notice or lapse of time or both) under, or give rise to (A) any material Lien, right, license, lease or similar agreement relating to, any material Company Intellectual Property, or (B) any right of termination, cancellation or acceleration of any material Company Intellectual Property right or obligation set forth in any agreement to which the Company or any of its Subsidiaries is a party; (ii) cause the loss or encumbrance of any material Company Intellectual Property or material benefit related thereto; or (iii) otherwise impair the Company’s or any of its Subsidiaries’ ability to use the Company Intellectual Property in the same manner as such Company Intellectual Property is currently used by the Company, any of its Subsidiaries or their respective customers.

(f) The Company and each of its Subsidiaries have taken commercially reasonable steps to protect their rights in respect of Intellectual Property owned by the Company or any of its Subsidiaries that is material to either the business of the Company or its Subsidiaries, including complying with appropriate marking/notice requirements and maintenance of privacy and confidentiality requirements and to the Knowledge of the Company no such rights, including any right to prevent other Persons from using any such Intellectual Property owned by the Company or any of its Subsidiaries, have been lost or are reasonably expected to be lost through failure to act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has agreed to waive any rights in Company Intellectual Property that is material to either the business of the Company or its Subsidiaries.

(g) For purposes of this Agreement, the following terms shall have the definitions set forth below:

(i) “Intellectual Property” means:

(A)	all trademarks (registered or unregistered), service marks, brand names, trade names, domain names, certification marks, trade dress, assumed names, other indications of origin and the goodwill associated therewith, and all registrations or applications for registration thereof in any jurisdiction, including any extension, modification or renewal of any such registration or application (collectively, “Trademarks”),

(B)	all patents, patent applications, provisionals, continuations, continuations-in-part, divisionals, re-issues, re-examinations, and foreign counterparts in any jurisdiction (collectively, “Patents”),

(C)	all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in Software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other writings, expressions, mask works, firmware and videos, whether copyrighted, copyrightable or not, and all registrations or applications for registration of copyrights thereof and any renewals or extensions thereof in any jurisdiction (collectively, “Copyrights”),

(D)	trade secret and confidential information, and rights in any jurisdiction to limit the use or disclosure thereof by a third party, including such rights in inventions, discoveries and ideas, whether patented, patentable or not in any jurisdiction (and whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically or otherwise (collectively, “Secret Information”),

(E)	computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing, and all documentation, including user manuals and training materials, relating to any of the foregoing (collectively, “Software”), and

(F)	any similar intellectual property or proprietary rights similar to any of the foregoing, licenses, immunities, covenants not to sue and the like relating to the foregoing, and any claims, causes of action or rights of collection arising out of or related to any infringement (whether prior, present or future), misuse or misappropriation of any of the foregoing;

(ii) “Company Intellectual Property” means all Intellectual Property as defined above including patents, patent applications, trademark registrations, trademark applications, common-law trademarks, copyright registrations, trade secrets, software, domain names, and other proprietary rights relating to any of the foregoing throughout the world (including associated goodwill and remedies against prior, current and future infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions) and copies and tangible embodiments thereof that is owned by or licensed to the Company or any of its Subsidiaries;

(iii) “Company Owned Intellectual Property” means Company Intellectual Property that is owned by the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, any Company Licensed Intellectual Property); and

(iv) “Company Licensed Intellectual Property” means Company Intellectual Property that is owned by a third party and licensed to or used by the Company or any of its Subsidiaries.

3.10 Contracts. (a) For purposes of this Agreement, “Company Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) any employment or consulting or other type of Contract with any executive officer or other employee of the Company or any Subsidiary whose base salary or other compensation exceeds $100,000 or any member of the Company Board or the board of directors of any Subsidiary, other than those that are terminable by the Company or any of its Subsidiaries on no more than ninety (90) days notice without liability or financial obligation to the Company or Subsidiary;

(iii) any Contract that purports to (A) limit, curtail or restrict in any respect the right of the Company or any of its existing or future Subsidiaries or Affiliates to engage in any line of business or compete with any Person in any line of business or in any geographic area or to compete with any party, (B) grant any exclusive rights to make, sell or distribute the Company’s or any of its Subsidiaries’ products, (C) grant to any party “most favored customer” status or other similar right to receive more favorable terms in any agreement if another party to a substantially similar agreement has received more favorable terms with respect to such agreement or (D) otherwise materially restrict or limit the right of the Company or its existing or future Subsidiaries to sell or distribute any products or services to any Person;

(iv) any Contract (A) entered into since January 1, 2006 outside the ordinary course of business relating to the disposition, acquisition or lease by the Company or any of its Subsidiaries of material properties or assets (by merger, purchase or sale of stock or purchase or sale of assets), (B) pursuant to which the Company or any of its Subsidiaries has any partnership, joint venture or other material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries or (C) pursuant to which the Company or any of its Subsidiaries is engaged in any joint development, joint distribution or strategic alliance with any other Person that, in the case of this subsection (C), is not terminable without penalty on notice equal to or less than ninety (90) days;

(v) any Contract to provide source code to any third party for any product or technology that is material to the Company and its Subsidiaries taken as a whole, other than source code escrow agreements entered into in the ordinary course of business;

(vi) any loan or credit agreement, mortgage, indenture, note or other Contract evidencing material indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which material indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries;

(vii) any mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries;

(viii) any settlement agreement entered into within three (3) years prior to the date of this Agreement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment with, or services for, the Company or (B) settlement agreements for cash only (which has been paid) and does not exceed $250,000 as to such settlement;

(ix) any material license or royalty Contract (including all Intellectual Property Licenses);

(x) any financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities;

(xi) any shareholder agreement;

(xii) any Contract (including Governmental Contracts but excluding Contracts for the purchase of raw materials) that involves annual consideration or expenditures (whether or not measured in cash) of greater than $1,000,000 and is not terminable without penalty on notice of ninety (90) days or less;

(xiii) any “standstill” or similar agreement in effect as of the date hereof;

(xiv) any sales representative, sales agency or distribution Contract that is not terminable without penalty on notice of ninety (90) days or less;

(xv) any Contract containing any “change of control” trigger or provision;

(xvi) any Contract that was not entered into in the ordinary course of business consistent with past practice;

(xvii) any Contract (1) between the Company or any of its Subsidiaries and a Federal Health Care Program (as defined in Section 3.24(a)), or (2) with a commercial third party payor pursuant to which the Company or any of its Subsidiaries provides goods or services to beneficiaries of any Federal Health Care Program; or

(xviii) any commitment or agreement to enter into any of the foregoing.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof. The Company has heretofore provided the Buyer with access to true, complete and correct copies of each Company Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto.

(c) Each of the Company Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in default thereunder other than with respect to defaults which are immaterial. Neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Company Material Contract that has not been cured or waived.

3.11 No Violation, Litigation or Regulatory Action. (a) Neither the Company nor any of its Subsidiaries is subject to any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal or any award in any arbitration proceeding (each, a “Court Order”);

(b) the assets of the Company and its Subsidiaries and their uses comply with, and the Company and its Subsidiaries have complied with, all Court Orders and, in all material respects, all Laws, in each case that are applicable to the Company’s and its Subsidiaries’ assets or business;

(c) there is no claim, action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened against or affecting the Company or its Subsidiaries (other than claims, actions, suits or proceedings that seek solely money damages of less than $250,000), and there are no lawsuits, suits or proceedings pending in which the Company or any of its Subsidiaries is the plaintiff or claimant (other than claims, actions, suits or proceedings that seek money damages of less than $250,000);

(d) there is no claim, action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries that seeks to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement;

(e) as of the date of this Agreement, the Company has no Knowledge of a pending change in any Law or a change in interpretation of any such Law by the Governmental Entity having jurisdiction with respect to such Law that would reasonably be expected to have a significant adverse effect on the Company or its Subsidiaries;

(f) neither the Company nor its Subsidiaries, nor any director, officer, agent, distributor, employee or other person acting on behalf of the Company or any of its Subsidiaries has: (i) made, offered to make, promised to make or authorized the making of any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value to any foreign or domestic government official, any employee of any Governmental Entity, any political official or candidate for political office or any officer or employee of a public international organization; (ii) established or maintained any unlawful or unrecorded funds or made any false or fictitious entries in the books and records of the Company and its Subsidiaries relating thereto; or (iii) taken or omitted to take any action that would reasonably be expected to result in a violation by the Company of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations promulgated thereunder (the “FCPA”) or any Law equivalent to the FCPA in any jurisdiction;

(g) neither the Company nor its Subsidiaries, nor to the Company’s Knowledge any director, officer, agent, employee or other person authorized to act on behalf of the Company or any of its Subsidiaries: (i) is, or is owned or controlled by, a person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or included on the List of Specially Designated Nationals and Blocked Persons, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any similar Law (such entities, persons or organizations collectively, the “Restricted Parties”); or (ii) has engaged in any transaction directly or indirectly with any Restricted Parties or has otherwise been in breach of any such sanctions, restrictions or any similar foreign or state Law;

(h) the Company and its Subsidiaries are and have at all times been in compliance with all Laws relating to the import of products and services from any foreign jurisdiction and the export, re-export and deemed export of products and services, including but not limited to technical data, to those foreign countries, entities or nationals embargoed, prohibited or otherwise restricted from time to time under applicable United States Laws, including but not limited to the Export Administration Act, 50 U.S.C. §§ 2401-2420, the Arms Export Control Act, 22 U.S.C. §§ 2778-2994, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. app. §§ 1-44, the United Nations Participation Act, 22 U.S.C. § 287c, and the Tax Reform Act, 26 USC § 1, as amended, and all applicable policies and regulations promulgated thereunder, including without limitation (i) the Export Administration Regulations (“EAR”), 15 C.F.R. §§ 730-774, as amended, administered by the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce, (ii) the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130, as amended, administered by the Directorate of Defense Trade Controls of the U.S. Department of State, (iii) the anti-boycott provisions of the EAR (15 C.F.R. § 760) administered by BIS and the Anti-Boycott Guidelines (43 Fed. Reg. 3454, Jan. 25, 1978, 44 Fed. Reg. 66272, Nov. 19, 1979) administered by the U.S. Department of Treasury and the IRS, which govern the sale, purchase or transfer of goods in interstate or foreign commerce and/or impose restrictions on certain actions supporting prohibited boycotts (such as the Arab League boycott of Israel) and require reporting of requests or demands to take such actions, and any similar foreign, federal or state Law, and (iv) the restrictions on imports imposed by U.S. Customs and Border Protection, the U.S. Department of Commerce, the U.S. Department of Homeland Security and the U.S. Department of Treasury; and

(i) neither the Company nor any of its Subsidiaries is or, since October 1, 2005, has been the subject of any action or, to the Company’s Knowledge, any investigation by any Governmental Entity arising under or relating to the Laws set forth in Subsections (f), (g) or (h) above.

3.12 Environmental Matters.

(a) Each of the Company and its Subsidiaries is, and has been, in compliance, in all material respects, with all applicable Environmental Laws.

(b) There is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company, its Subsidiaries or any of their respective predecessors, and, to the Knowledge of the Company, no facts, circumstances or conditions exist that could reasonably be expected to form the basis of any such investigation, suit, claim, action or proceeding.

(c) Neither the Company, its Subsidiaries nor any of their respective predecessors has received any notice of or entered into or assumed by Contract or operation of Law or otherwise, any obligation, liability, order, decree, settlement, judgment or injunction relating to or arising under Environmental Laws.

(d) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger, nor compliance by the Company with any of the provisions herein, will result in the termination or revocation of, or a right of termination or cancellation under, any permit issued pursuant to any Environmental Laws (“Environmental Permit”) for its operations.

(e) There has been no Release of any Hazardous Substance at any properties currently or previously owned, leased or operated by the Company, its Subsidiaries or any of their respective predecessors during the period of such ownership, leasing or operation, or to the Knowledge of the Company, at any such properties prior to the ownership, leasing or operation by the Company, its Subsidiaries or any of their respective predecessors or at any third-party location to which the Company, any of its Subsidiaries or any of their respective predecessors transported or arranged for the disposal or treatment of any Hazardous Substances.

(f) The Company has provided to the Buyer true, correct and complete copies of all environmentally related audits, studies, reports, analyses and results of investigations that have been performed with respect to currently or previously owned, leased or operated properties of the Company, any of its Subsidiaries or their respective predecessors.

(g) There has not been during the ownership, leasing or operation by the Company, its Subsidiaries or any of their respective predecessors of any real property, nor, to the Company’s Knowledge, has there been prior to such ownership, leasing or operation in the past, on, in or under any such real property, (i) any underground storage tanks, above-ground storage tanks, dikes, ponds, lagoons or impoundments, (ii) any friable asbestos or asbestos-containing materials, (iii) any release of polychlorinated biphenyls or (iv) any release of radioactive substances.

(h) (i) The Company, its Subsidiaries and their respective predecessors have obtained, and currently maintain, as applicable, all required Environmental Permits for their operations, (ii) there is no investigation, nor any action pending, or to the Knowledge of the Company threatened or alleged against the Company or any of its Subsidiaries to revoke such permits, and (iii) neither the Company nor any of its Subsidiaries have received any notice to the effect that there is lacking any Environmental Permit for the current use or operation of any property owned, operated or leased by the Company or any of its Subsidiaries.

(i) Neither the Company, its Subsidiaries nor any of their respective predecessors has (i) manufactured, distributed or otherwise incorporated into any product that it manufactured or distributed, or (ii) ever acquired any company or business that manufactured, distributed or otherwise incorporated into any product that it manufactured or distributed, any asbestos or asbestos-containing material.

(j) The transactions contemplated by this Agreement shall not cause the Company, its Subsidiaries or any of the Company Owned Real Estate or any real property subject to the Company Leases to become subject to the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann. Section 13:1K-6 et seq.

(k) For purposes of this Agreement, the following terms shall have the definitions set forth below:

(i) “Environmental Law” means any Law, statute, rule, regulation, order, ordinance, administrative ruling, decree, judgment or permit requirement of any governmental jurisdiction (including any state, local, foreign or international counterparts or equivalents and any transfer of ownership notification or approval statutes) relating to: (i) the protection, investigation or restoration of the environment, human health and safety, or natural resources; (ii) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor or wetlands protection.

(ii) “Hazardous Substance” means: (i) any material, substance or waste that is regulated or is classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect pursuant to any Environmental Law; or (ii) any petroleum product or by-product, asbestos, asbestos-containing material, polychlorinated biphenyls, radioactive materials, radon, mold, urea formaldehyde insulation, or chlorofluorocarbons or other ozone-depleting substances.

(iii) “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment, and including the abandonment or discarding of barrels, containers and any other closed receptacles containing Hazardous Substances.

3.13 Employee Benefit Plans. (a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and correct list, separately with respect to each country in which the Company or any of its Subsidiaries has directors or employees, of: (i) all material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and without regard to whether ERISA applies thereto); and (ii) all other material employee benefit plans, agreements, policies or arrangements or payroll practices, including employment, consulting or other compensation agreements, collective bargaining agreements and all plans, agreements, policies or arrangements providing for bonus or other incentive compensation, equity or equity-based compensation, retirement, deferred compensation, change in control rights or benefits, termination or severance benefits, stock purchase, sick leave, vacation pay, salary continuation, hospitalization, medical insurance, life insurance, fringe benefits or other compensation, or educational assistance, in each case to which the Company or any of its Subsidiaries maintains, contributes to, participates in or has any obligation or liability (contingent or otherwise) thereunder for current or former directors or employees of the Company or any of its Subsidiaries but excluding any government-sponsored plans required to be contributed to under the law of a non-U.S. jurisdiction (collectively, the “Company Plans”); provided, however, that an employment agreement, offer letter or contract between an employee or consultant and the Company and/or a Subsidiary need only be listed on Section 3.13(a) of the Company Disclosure Letter to the extent that it is required to be disclosed pursuant to Section 3.10(a)(ii).

(b) With respect to each Company Plan, the Company has provided or made available to the Buyer a complete, current and correct copy of (i) such Company Plan including any amendments thereto, (ii) the most recent annual report (Form 5500) and all schedules thereto filed with the IRS, if applicable, (iii) the most recent actuarial report and IRS Determination Letter, if applicable, (iv) each trust agreement, group annuity contract and summary plan description, if any, relating to such Company Plan and (v) written descriptions of all non-written Company Plans.

(c) The Company Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other applicable Laws, and neither the Company nor any of its Subsidiaries nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or in a violation of any other applicable Laws comparable to such provisions of the Code or ERISA, which, in each case, would reasonably be expected to result in material liability. To the Knowledge of the Company, neither it nor any other fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.

(d) Each Company Plan that is intended to qualify under Section 401 of the Code (a “Company Tax-Qualified Plan”) has received a favorable determination or opinion letter as to its tax-qualified status and the tax-exempt status of such Company Plan’s related trust and, to the Knowledge of the Company, nothing has occurred with respect to the operation of the Company Tax-Qualified Plans that would reasonably be expected to cause the loss of such tax-qualified or tax-exempt status.

(e) Neither the Company, any of the Company’s Subsidiaries nor any of their ERISA Affiliates has since January 1, 2003 (i) maintained or contributed to, or has any actual or contingent liability under, a Company Plan that is or was subject to Section 412 of the Code or Title IV of ERISA or (ii) been obligated to contribute to, or has any actual or contingent liability under, a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). For purposes of this Agreement “ERISA Affiliate” means any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary of the Company.

(f) Neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any shareholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee, or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement.

(g) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers’ compensation) or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made in all material respects by the due date thereof (including any valid extension).

(h) No liability under any Company Plan is funded by, nor has any such obligation been satisfied with, the purchase of a contract from an insurance company that is not rated AAA by Standard & Poor’s Corporation or the equivalent by a nationally recognized rating agency.

(i) There are no material pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under such plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that would reasonably be expected to form the basis for any such claim or lawsuit.

(j) All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing Date.

(k) None of the Company Plans provide for post-employment life or health insurance, or other welfare benefits coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA.

(l) No amount payable by the Company or any Subsidiary will fail to be deductible by reason of Section 162(m) of the Code. To the Knowledge of the Company, the Company Plans are, to the extent applicable, in good faith compliance with Section 409A of the Code and applicable guidance issued by the IRS thereunder.

(m) Neither the Company nor any of its Subsidiaries has a contract, plan or commitment to create any additional Company Plan or to modify any existing Company Plan, except to the extent required by Law.

(n) No stock or other security issued by the Company or any of its Subsidiaries forms or has formed a material part of the assets of any Company Plan.

(o) With respect to each employee benefit plan, program or arrangement established, maintained, sponsored or contributed to by the Company or any of its non-U.S. Subsidiaries on behalf of any current or former directors or employees (“Foreign Employee Plans”), (i) each such Foreign Employee Plan is in compliance in all material respects with applicable foreign Law, (ii) any such Foreign Employee Plan required to be registered under applicable Law has been registered and has been maintained in all material respects in good standing with all applicable regulatory authorities, and (iii) such Foreign Employee Plan is, wherever required under applicable Law, approved by the relevant Governmental Entity and the Company is not aware of any action to withdraw such approval to any extent.

3.14 Compliance With Laws. The Company and each of its Subsidiaries is (and since October 1, 2005 has been) in compliance in all material respects with all statutes, laws, (including common law), regulations, rules, codes, executive orders, ordinances, requirements, standards, guidelines, policies, administration rulings or judgments of any Governmental Entity or any order, writ, injunction or decree, whether preliminary or final, entered by any court, arbitrator or other Governmental Entity (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or any of their businesses or operations or any of their properties or other assets. Without limiting the generality of the foregoing, none of the Company or any of its

Subsidiaries is a party to any Contract or bid with, or has conducted business with, directly or indirectly, any Person located in any country subject to sanctions by the United States government, including Cuba, Myanmar, Iran, North Korea, Libya, Sudan or Syria or with the former government or officials of Iraq. Since October 1, 2005, neither the Company nor any of its Subsidiaries has made or has been ordered, in either case by a Governmental Entity, to make any payment in respect of any Governmental Damages. Since October 1, 2005, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Entity claimed or alleged that the Company or any of its Subsidiaries was not in compliance in a material respect with any Law applicable to the Company or any of its Subsidiaries, any of their material properties or other assets or any of their businesses or operations. Since October 1, 2005, none of the Company, its Subsidiaries or any of their respective Affiliates has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged act or omission, including arising under or relating to a Government Contract or Government Subcontract. For purposes of this Agreement, “Governmental Damages” means (i) any civil or criminal penalties or fines paid or payable to a Governmental Entity, (ii) any restitution paid or payable to a third party, in the case of each of clauses (i) and (ii), resulting from the (A) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of the Company or any of its Subsidiaries of a crime or (B) settlement with a Governmental Entity for the purpose of closing a governmental investigation, or (iii) any injunctive relief or requirement to alter business practices granted, ordered or agreed to at the behest of a Governmental Entity.

3.15 Privacy Matters. (a) Subject to paragraph (c) below, the Company and each of its Subsidiaries, including Sleep Services of America, Inc. (the “SSOA Subsidiary”), complies with and has implemented all such measures required for it to comply with all applicable requirements as a “Covered Entity” (but only to the extent the Company or any such Subsidiary is a Covered Entity) under the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder, including the privacy and security regulations (45 C.F.R. Parts 160 and 164) and the transactions and code sets regulations (45 C.F.R. Part 162) (collectively, “HIPAA”), and its obligations as a “Business Associate” of Covered Entity customers (as such capitalized terms are defined in or promulgated under HIPAA), except where the failure to be in such compliance would not reasonably be expected to have a Company Material Adverse Effect.

(b) With respect to any requirements imposed on the Company and its Subsidiaries by HIPAA, and any contractual commitments of the Company and its Subsidiaries relating to HIPAA (including contractual commitments of the Company and each Subsidiary as a Business Associate) (collectively, the “HIPAA Commitments”), except as would not reasonably be expected to result in a Company Material Adverse Effect:

(i) the Company and each of its Subsidiaries is in compliance with all HIPAA Commitments that are applicable to it;

(ii) the Company and each of its Subsidiaries has been in compliance with the privacy standards, security standards, and transactions and code sets standards of HIPAA that are applicable to it, since the respective compliance date on which each of the standards went into effect;

(iii) the transactions contemplated by this Agreement will not violate any of the HIPAA Commitments;

(iv) neither the Company nor any of its Subsidiaries has received any written inquiry from the U.S. Department of Health and Human Services or any other Governmental Entity regarding the Company’s or a Subsidiary’s compliance with the HIPAA Commitments; and

(v) to the Knowledge of the Company, no complaint has been filed with the U.S. Department of Health and Human Services or any other Governmental Entity regarding the Company’s or a Subsidiary’s compliance with the HIPAA Commitments.

(c) To the extent required under HIPAA, the Company and each of its Subsidiaries has entered into valid, written Business Associate agreements with all contractors, agents, vendors, suppliers, and service providers that are Business Associates of the Company and each of its Subsidiaries, except where the failure to enter into such agreements would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company is, and has been at all times since January 1, 2006, in compliance with all Laws applicable to Personal Data (“Applicable Privacy Laws”), except where the failure to be in such compliance would not reasonably be expected to have a Company Material Adverse Effect. As used herein “Personal Data” shall mean information relating to an identified or identifiable natural Person.

(e) All Personal Data that the Company has shared, or will share, with the Buyer, or that will be transferred to the Buyer pursuant to the terms of this Agreement, has been collected, maintained and used at all times in compliance with (i) the requirements of Applicable Privacy Laws, (ii) the requirements of Contracts to which the Company is a party and (iii) policies and practices relating to Personal Data that the Company has communicated to Persons about whom the Personal Data relates (“Data Subjects”), except where the failure to be in such compliance would not reasonably be expected to have a Company Material Adverse Effect. The consummation of the transactions contemplated by this Agreement will not breach any of the Company’s obligations under Applicable Privacy Laws, obligations relating to Personal Data under Contracts to which the Company is a party, or policies relating to Personal Data that the Company has communicated to Data Subjects, except for any such breaches which individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

3.16 Permits. (a) The Company or its Subsidiaries, as applicable, own, hold or possess all licenses, franchises, permits, privileges, variances, immunities, approvals, consents, registrations and other authorizations from Governmental Entities that are necessary to entitle them without payment of material fine or penalty to own or lease, operate and use their assets and to carry on and conduct the Company’s business substantially as conducted (each a

“Company Permit”). Section 3.16(a) of the Company Disclosure Letter sets forth a list and brief description of each Company Permit, except for such incidental licenses, permits and other authorizations that would be readily obtainable by any qualified applicant without undue burden in the event of any lapse, termination, cancellation or forfeiture thereof. Complete and correct copies of all of the Company Permits have heretofore been made available to the Buyer.

(b) Except as would not reasonably be expected to result in a Company Material Adverse Effect: (i) the Company or its Subsidiaries, as applicable, have fulfilled and performed all obligations under each of the Company Permits, and no event has occurred or condition or state of facts exists that constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Company Permit or that permits or, after notice or lapse of time or both, would permit revocation or termination of any such Company Permit, or that might adversely affect the rights of the Company or its Subsidiaries under any such Company Permit; (ii) no notice of cancellation, of default or of any dispute concerning any Company Permit, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to, the Company or any of its Subsidiaries; and (iii) each of the Company Permits is valid, subsisting and in full force and effect.

(c) Section 3.16(c) of the Company Disclosure Letter provides a complete list of all pending and outstanding grants, incentives and subsidies, and applications therefor, including Tax Grants (collectively, “Grants”) from any foreign Governmental Entity, granted to the Company or any Subsidiary. The Company has provided to the Buyer, prior to the date hereof, access to true, complete and accurate copies of all documents evidencing Grants submitted by the Company or any Subsidiary and of all letters of approval, and supplements thereto, granted to the Company or any Subsidiary. Section 3.16(c) of the Company Disclosure Letter includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company or any Subsidiary with respect to royalties, or the outstanding amounts to be paid to the Company or any Subsidiary. Except as would not reasonably be expected to result in a Company Material Adverse Effect, the Company or such Subsidiary, as appropriate, is in compliance with the terms and conditions of their respective Grants and has duly fulfilled all the undertakings relating thereto.

3.17 Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to or subject to, or currently negotiating in connection with entering into, any collective bargaining agreement or other contract or arrangement with a labor union or other labor organization recognizing it as the employees’ representative. Neither the Company nor any of its Subsidiaries is the subject of any suit, action or proceeding that is pending or, to the Knowledge of the Company, threatened, asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state statutes or regulations or local Laws) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment. No strike or other labor dispute involving the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, and, to the Knowledge of the Company, there is no activity involving any employees of the Company or any of its Subsidiaries seeking to certify a collective bargaining unit or engaging in any other organizational activity. Neither the Company nor any of its Subsidiaries have a workers’ committee.

(b) There are no required works council or other labor organization consultations that are required to occur, with respect to the transactions contemplated by this Agreement, prior to the date of execution of this Agreement that have not so occurred.

(c) Since January 1, 2005, the Company and each Subsidiary (or any predecessor entities, if applicable), have: (i) been in compliance in all material respects with all then applicable Laws relating to employment, termination of employment, discrimination in employment, terms and conditions of employment, wages, hours, overtime and overtime payment, working during rest days and occupational safety and health and employment practices, and have not engaged in any unfair labor practices; and (ii) have complied in all material respects with withholding requirements of applicable Law relating to wages, salaries, and other payments or benefits to their employees. Pending workers’ compensation claims by employees against the Company and its Subsidiaries do not exceed the past experience of the Company and its Subsidiaries for such claims by a material amount. The Company and its Subsidiaries maintain workers’ compensation insurance with respect to substantially all of the employees of the Company and its Subsidiaries whose principal place of employment is in the United States of America.

(d) To the Knowledge of the Company, no employees are, or have since January 1, 2005 been, in violation of any material term of any employment contract, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business conducted by the Company or any Subsidiary or to the use of trade secrets or proprietary information of others.

(e) All independent contractors and consultants retained by the Company or its Subsidiaries are rightly classified as such except where the failure to do so would not, in the aggregate, be material, and, to the Knowledge of the Company, there are no investigations by any Governmental Entity or claims pending by any individual challenging such classification. Section 3.17(e) of the Company Disclosure Letter contains a list of all the independent contractors and consultants retained by the Company outside the United States of America.

(f) Section 3.17(f) of the Company Disclosure Letter contains a description of each outstanding offer of employment made by the Company or any Subsidiary as of the date hereof to a person who has been offered a position with the Company or any Subsidiary either (i) as an executive officer or (ii) with a base salary of $75,000 or more per annum.

3.18 Insurance. (a) The Company has previously provided the Buyer with a summary of the insurance coverage of the Company and its Subsidiaries. All material insurance policies of the Company and its Subsidiaries (the “Policies”) are in full force and effect and provide insurance in such amounts and against such risks as the Company’s management has reasonably determined to be prudent, taking into account the market conditions and industries in which the Company and its Subsidiaries operate and such Policies are sufficient to comply with applicable Law.

(b) With respect to all Policies, all premiums have been timely paid and neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute a material breach or default, or permit termination or modification of such Policies.

3.19 Opinion of Financial Advisor. The financial advisor of the Company, J.P. Morgan Securities Inc. (“JPMorgan”), has advised the Board of Directors of the Company that, in its opinion (the “Fairness Opinion”), given as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. A true, complete and correct copy of such Fairness Opinion will be delivered to the Buyer as soon as practicable after receipt thereof by the Company. The Company has been authorized by JPMorgan to permit inclusion of its Fairness Opinion in the Proxy Statement and references thereto, subject to the terms of the Engagement Letter (as defined in Section 3.21).

3.20 Antitakeover Provisions. Assuming that Buyer’s representations and warranties set forth in Section 4.4 are true and correct, no further action is required by the Board of Directors of the Company or its shareholders to render inapplicable to this Agreement and to the Merger the restrictions of the New Jersey Shareholders Protection Act on “business combinations” with “interested stockholders” (as defined in Section 14A:10A-3 of the NJBCA) set forth in Section 14A:10A-1 through 14A:10A-5 of the NJBCA or under any other “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States.

3.21 Brokers. No agent, broker, investment banker, financial advisor (other than JPMorgan) or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement. The Company has heretofore delivered to the Buyer true, correct and complete copies of the Company’s engagement letter with JPMorgan, which letter describes all fees payable to JPMorgan in connection with the transactions contemplated by this Agreement, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of JPMorgan (the “Engagement Letter”).

3.22 Government Contracts. The Company and its Subsidiaries derived no more than $2,500,000 in revenue from Government Contracts and/or Government Subcontracts during the twelve months ending on the date of this Agreement.

(b) For purposes of this Agreement, the following terms shall have the definitions set forth below:

“Government Contract” means a Contract between the Company, any of its Subsidiaries or any of their respective Affiliates on the one hand, and (i) any Governmental Entity, (ii) any prime contractor to any Governmental Entity (provided that such Contract relates to a Government Contract of such prime contractor), and (iii) any subcontractor to any

Governmental Entity or to any prime contractor or subcontractor to any Governmental Entity (provided that such Contract relates to a Government Contract of such subcontractor). Government Contracts include, as appropriate, all bids and proposals submitted by the Company, any of its Subsidiaries or any of their respective Affiliates that may result in the award of a Government Contract.

“Government Subcontract” means a Contract that is a subcontract between the Company, any of its Subsidiaries or any of their respective Affiliates on the one hand, and any third party on the other hand, relating to a Contract between such third party and (i) any Governmental Entity or (ii) another party where the ultimate contracting party is a Governmental Entity. Government Subcontract includes all bids and proposals submitted to any party that may result in the award of a Government Subcontract.

3.23 FDA Regulatory Compliance. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all Laws, including all applicable statutes, rules, regulations, standards, guidelines, policies and orders, administered or issued by the U.S. Food and Drug Administration (“FDA”) or any comparable Governmental Entity (“FDA Laws”).

(b) Without limiting any representations or warranties of the Company made in Section 3.16, the Company and its Subsidiaries have all authorizations, approvals, clearances, licenses, permits, certificates, registrations or exemptions (collectively, “Registrations”) from the FDA or other Governmental Entities required to conduct their respective businesses as currently conducted. There is no false or misleading information or significant omission in any product application or other submission made by the Company or its Subsidiaries to the FDA or any comparable Governmental Entity. The Company and its Subsidiaries have fulfilled and performed their respective obligations under each Registration, and no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration. To the Knowledge of the Company, all third parties that are manufacturers, contractors, or suppliers for the Company and its Subsidiaries are in compliance with all Registrations from the FDA or comparable Governmental Entities insofar as they pertain to the manufacture of product components or products for the Company.

(c) All products developed, manufactured, tested, distributed or marketed by or on behalf of the Company and its Subsidiaries that are subject to the jurisdiction of the FDA or comparable Governmental Entities have been and are being developed, tested, manufactured, distributed and marketed in compliance with the FDA Laws, including, without limitation, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, installation, service and adverse event reporting, and have been and are being tested, investigated, distributed, marketed, and sold in compliance with FDA Laws.

(d) The Company and its Subsidiaries are not subject to any obligation arising under any pending administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response or commitment made to or with the FDA or any comparable Governmental Entity. The Company and its Subsidiaries have made all notifications, submissions, and reports required by any such obligation, and all such notifications, submissions and reports were true, complete, and correct in all material respects as of the date of submission to FDA or any comparable Governmental Entity.

(e) Since January 1, 2006, no product of the Company or any of its Subsidiaries has been seized, withdrawn, recalled, detained, or subject to a suspension of manufacturing, and to the Company’s Knowledge there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any product, (ii) a significant change in the labeling of any product required by FDA or comparable Governmental Entity, or (iii) a termination, seizure or suspension of marketing of any product as a result of the Company’s noncompliance with applicable Law. No proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, suspension, import detention, or seizure of any product are pending or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries.

3.24 Health Care Regulatory Compliance. (a) Neither the Company nor any Subsidiary of the Company other than the SSOA Subsidiary bills any commercial insurance plan or any health care program administered or funded, in whole or in part, by the government of the United States of America, including Medicare, Medicaid and TRICARE programs (described in Title XVIII of the United States Social Security Act (the “SSA”), Title XIX of the SSA, and Title 10, Chapter 55 of the U.S.C., respectively (collectively, “Federal Health Care Programs”) for any item or service. The Company has provided to the Buyer access to complete and accurate copies of all Medicare, Medicaid and other Federal Health Care Program provider agreements, and access to a complete and accurate list of all related provider numbers, of the SSOA Subsidiary.

(b) The SSOA Subsidiary is qualified for participation in Medicare, Medicaid and TRICARE and the SSOA Subsidiary is party to provider agreements for such programs which are in full force and effect with no material events of default having occurred thereunder. The SSOA Subsidiary has, in all material respects, timely filed all claims or other reports required to be filed with respect to the purchase of items or services by third-party payors, including Federal Health Care Programs (collectively, “Payors”). All such claims or reports are complete and accurate in all material respects. The SSOA Subsidiary has paid or has properly recorded on its financial statements all actually known and undisputed refunds, discounts or adjustments which have become due pursuant to such claims, and the SSOA Subsidiary does not have any material liability to any Payor with respect thereto, except as has been reserved for in the SSOA Subsidiary’s financial statements or disclosed in the Company Disclosure Letter. There are no pending appeals, overpayment determinations, adjustments, challenges, audits, litigation, or notices of intent to reopen Federal Health Care Program claims determinations or other reports required to be filed by the SSOA Subsidiary in order to be paid by a Payor for services rendered or items supplied.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any officer, director, managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any of its Subsidiaries, nor any distributor of the Company’s or its Subsidiaries’ products (with respect to such products), has, at any time within the period covered by the statute of limitations applicable to this representation, engaged in any activity that is in violation of the federal Medicare or federal or state Medicaid statutes, Sections 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the anti-fraud and related provisions of HIPAA (e.g., 18 U.S.C. §§ 1035 and 1347), the Ethics in Patient Referral Act (also known as the “Stark Law”) or other similar foreign, federal or state Laws (collectively, “Federal Health Care Program Laws”), including the following:

(i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

(iii) failure to disclose knowledge by a Medicare or Medicaid claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment;

(iv) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind (A) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Federal Health Care Program, or (B) in return for purchasing, leasing, or ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part under any Federal Health Care Program;

(v) knowingly and willfully offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to any person to induce such person (A) to refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal Health Care Program; or (B) to purchase, lease, order or arrange for or recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part under a Federal Health Care Program; or

(vi) any other activity that violates any Laws relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.

(d) To the Knowledge of the Company, since October 1, 2005, no Person has filed or has threatened to file against the Company, any of its Subsidiaries, or any distributor of the Company’s or its Subsidiaries’ products, a claim or action relating to any of the Company’s or any of its Subsidiaries’ assets or businesses under any foreign, federal or state whistleblower statute, including without limitation, under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

3.25 Product Liabilities. Since October 1, 2005, neither the Company nor any of its Subsidiaries has received a material claim in writing (other than warranty claims arising in the ordinary course of business which are not material in amount or significance) asserting strict liability in tort, negligent manufacture of product, negligent provision of services or any other allegation of liability, including or resulting in product recalls, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), or sale of its products or from the provision of services.

(b) All products of each of the Company and its Subsidiaries manufactured, processed, assembled, distributed, shipped or sold and any services rendered in the conduct of the business of the Company or any of its Subsidiaries are in material conformity with all applicable contractual obligations, including any express warranties made by the Company or its Subsidiaries and any warranties implied by Law into all contracts.

3.26 Exclusive Representations and Warranties. The Company acknowledges that the Buyer and the Merger Sub make no representations or warranties as to any matter whatsoever except as expressly set forth in Article IV. The representations and warranties set forth in Article IV are made solely by the Buyer and the Merger Sub, and no Representative of the Buyer and the Merger Sub or any Affiliate thereof shall have any responsibility or liability related thereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUB

Except as set forth in the correspondingly numbered section of the disclosure letter delivered by the Buyer and the Merger Sub to the Company and dated as of the date of this Agreement (the “Buyer Disclosure Letter”), it being agreed that disclosure of any item in any section of the Buyer Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is readily apparent on its face, the Buyer and the Merger Sub represent and warrant to the Company that:

4.1 Organization, Standing and Power. Each of the Buyer and the Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

4.2 Authority; No Conflict; Required Filings and Consents. (a) Each of the Buyer and the Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Buyer and the Merger Sub have been duly authorized by all necessary corporate action on the part of each of the Buyer and the Merger Sub. This Agreement has been duly executed and delivered by each of the Buyer and the Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of the Buyer and the Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement by each of the Buyer and the Merger Sub do not, and the consummation by the Buyer and the Merger Sub of the transactions contemplated by this Agreement and compliance by the Buyer and the Merger Sub with any of the terms or provisions hereof shall not, (i) conflict with, or result in any violation or breach of, any provision of the charter documents of the Buyer or the Merger Sub, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit or forfeiture of any rights) under, require a consent, filing or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on the Buyer’s or the Merger Sub’s assets under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which the Buyer or the Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to the Buyer or the Merger Sub or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, could not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Merger Sub to consummate the transactions contemplated by this Agreement and other than as may arise in connection with facts and circumstances particular to the Company and its Affiliates.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or the Merger Sub in connection with the execution and delivery of this Agreement by the Buyer or the Merger Sub or the consummation by the Buyer or the Merger Sub of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act and any consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing under any applicable foreign antitrust or trade regulation Laws, (ii) the filing of the Certificate of Merger with the NJDT pursuant to the NJBCA and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) filings required under, and compliance with the applicable requirements of, the Exchange Act and the rules of The New York Stock Exchange and (iv) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings that, if not obtained, made or given, could not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Merger Sub to consummate the transactions contemplated by this Agreement.

(d) No vote of the holders of any class or series of the Buyer’s capital stock or other securities is necessary for the consummation by the Buyer of the transactions contemplated by this Agreement.

4.3 Information Provided. The information furnished to the Company by the Buyer specifically for inclusion in the Proxy Statement will not, on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.4 Operations of the Merger Sub. (a) The Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. As of the date hereof and through and including the Effective Time, the Buyer shall directly or indirectly own all of the equity securities of Merger Sub.

(b) As of immediately prior to entering into this Agreement, neither Buyer nor Merger Sub, alone or together with any other person, was at any time, or became, an “interested stockholder” under the applicable provisions of the NJBCA or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in the New Jersey Shareholders’ Protection Act to be applicable to this Agreement, the Merger, or any of the transactions contemplated hereby. Neither Buyer nor Merger Sub owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

4.5 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the Knowledge of the Buyer, threatened against the Buyer or the Merger Sub that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Merger Sub to consummate the transactions contemplated by this Agreement.

4.6 Financing. The Buyer has sufficient funds on hand or available through existing credit facilities to perform all of the obligations of the Buyer and the Merger Sub under this Agreement and to consummate the Merger.

4.7 Brokers. Other than Goldman Sachs, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action,

agreement or commitment of the Buyer or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

4.8 Exclusive Representations and Warranties. The Buyer and the Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III. The representations and warranties set forth in Article III are made solely by the Company, and no Representative of the Company or any Affiliate thereof shall have any responsibility or liability related thereto.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of the Company. Except as expressly provided or permitted herein (including to effect the terms of this Agreement), as set forth in Section 5.1 of the Company Disclosure Letter, as required by Law or as consented to in writing by the Buyer (which consent shall not be unreasonably withheld or delayed), during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to (x) act and carry on its business in the ordinary course of business consistent with past practice, (y) comply in all material respects with all applicable Laws and the requirements of all Company Permits and make all appropriate voluntary disclosures to Governmental Entities and (z) use commercially reasonable efforts to (i) maintain and preserve its business organization, assets, intangibles and properties and preserve the goodwill of its business relationships with customers, strategic partners, suppliers, distributors and others having substantial business dealings with it, (ii) retain the services of its current officers and key employees, and (iii) keep in full force and effect all insurance policies, other than changes to such policies made in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as expressly provided or permitted herein (including to effect the terms of this Agreement), as set forth in Section 5.1 of the Company Disclosure Letter or as required by Law, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed):

(a)(i) declare, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than the payment of regular quarterly dividends consistent in amount and timing with past practice and dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent); (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock (A) from holders of Company Stock Options in full or partial payment of the exercise price payable by such holders upon exercise of Company Stock Options to the extent required or permitted under the terms of such Company Stock Options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of its Subsidiaries;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance, prior to the Effective Time, of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement under the relevant Company Stock Plan in accordance with the current terms thereof);

(c) amend the Company Charter Documents or the Subsidiary Documents;

(d) acquire by merging or consolidating with, or by purchasing assets or stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(e) sell, transfer, lease, license, pledge, abandon or otherwise dispose of or encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including Intellectual Property and securities of Subsidiaries) to any Person, except (A) sales of products in the ordinary course of business consistent with past practice, (B) dispositions of obsolete or worthless assets or (C) other sales or dispositions of assets of less than $500,000 in the aggregate;

(f)(i) incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money, (ii) issue, sell or amend any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any material loans, advances (other than routine advances to employees of the Company and its wholly owned Subsidiaries in the ordinary course of business consistent with past practice) or capital contributions to, or investments in (by property transfers, purchase of securities or otherwise), any Person, other than a direct or indirect wholly owned Subsidiary of the Company), in each case, other than (A) in the ordinary course of business, pursuant to letters of credit or otherwise, or (B) purchase money security interests in amounts not to exceed $500,000 in the aggregate;

(g) make any changes in financial or tax accounting methods, principles, policies or practices (or change an annual accounting period), except insofar as may be required by GAAP or applicable Law or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(h) other than (A) as required to comply with applicable Law, (B) increases in compensation or benefits required by the terms of agreements in effect on the date of this Agreement and set forth on Section 5.1(h) of the Company Disclosure Letter (complete and correct copies of which have been made available to the Buyer by the Company), and (C) increases in salaries, wages and benefits of employees (other than officers) made in the ordinary course of business consistent with past practice and in amounts and in a manner consistent with past practice, (i) adopt, enter into, terminate or amend any employment, consulting, retention, change in control or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any directors, officers or employees, (iii) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract, other than as contemplated by this Agreement, (iv) enter into, establish, amend, modify or terminate any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, profit-sharing, health or welfare, stock option or other equity (or equity-based) pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan (including any plan that would constitute a Company Plan), policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate, or (v) take any action other than in the ordinary course of business, consistent with past practice, to fund or in any other way secure the payment of compensation or benefits under any Company Plan;

(i) make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(j) initiate, compromise or settle any litigation, proceeding or investigation that is material to the Company and its Subsidiaries taken as a whole (other than in connection with the enforcement of the Company’s rights under this Agreement), other than settlements or compromises of litigation (A) where the amount paid does not exceed $500,000 or, if greater, the total incurred case reserve amount for such matter and (B) that do not involve equitable relief or admission of wrongdoing or misconduct (this covenant being in addition to the Company’s agreement set forth in Section 6.15);

(k)(i) enter into any Company Material Contract or any Company Permit, or terminate or amend any Company Material Contract or Company Permit (other than amendments entered into in the ordinary course of business consistent with past practice), (ii) amend or modify the Engagement Letter, or (iii) except as permitted by Section 6.1, release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

(l) make any capital expenditures, other than (i) capital expenditures covered by capital expenditure budgets previously delivered to the Buyer and (ii) capital expenditures not in excess of $500,000 in the aggregate for the Company and its Subsidiaries taken as a whole during any three-month period;

(m) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(n) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business of liabilities, claims or obligations reflected or reserved against on the Company Balance Sheet (or in the notes thereto) or incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby; or

(o) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or take any action or agree, in writing or otherwise, to take any action, that would cause any of the conditions to the Merger set forth in this Agreement not to be satisfied as of the Closing Date.

5.2 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed a confidentiality agreement, dated as of January 21, 2008 (as it may be amended from time to time, the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly waived or modified as provided herein (including pursuant to Section 6.1 hereof) or therein.

5.3 Merger Sub Shareholder Action. Buyer shall, promptly following execution of this Agreement, approve this Agreement in its capacity as sole shareholder of Merger Sub and deliver to Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable law and the certificate of incorporation and bylaws of Merger Sub.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation or Negotiation. (a) Except as set forth in this Section 6.1, the Company shall not, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other advisors or representatives (such directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents, other advisors and representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) solicit, initiate, cause, knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information for the purpose of knowingly encouraging or knowingly facilitating, any Acquisition Proposal; or

(iii) enter into any agreement related to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, the Company may, to the extent failure to do so would be inconsistent with the fiduciary obligations of the Company Board under New Jersey Law, as determined in good faith by the Company Board after considering applicable New Jersey Law and after consultation with outside counsel, (A) prior to obtaining the Company Shareholder Approval, acting solely through outside counsel, contact and engage in discussions (such contact and discussions, “Clarifying Discussions”) with any person or group and their respective Representatives who has made an unsolicited written Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions to consummation so as to enable the Company Board to determine whether there is a reasonable possibility that such Acquisition Proposal could lead to a Superior Proposal, provided that the Company shall notify the Buyer of such Acquisition Proposal and its intention to instruct counsel to engage in any such Clarifying Discussions in accordance with Section 6.1(c) prior to its outside counsel’s engaging in any such Clarifying Discussions; and (B) in response to a bona fide, unsolicited written Acquisition Proposal made after the date of this Agreement and received by the Company Board after the date of this Agreement that the Company Board determines in good faith after consultation with outside counsel and its financial advisor constitutes, or would be reasonably likely to result in, a Superior Proposal, provided that a breach of this Section 6.1 by the Company was not the principal cause of the Company’s receiving the Acquisition Proposal, and subject to compliance with Section 6.1(c), at any time prior to obtaining the Company Shareholder Approval and after providing the Buyer not less than two (2) Business Days’ written notice of its intention to take such actions, (x) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives pursuant to a confidentiality agreement no less restrictive on the other party than the Confidentiality Agreement, provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company or precluding compliance by the Company with any provision of this Agreement including this Section 6.1 and (2) the Company advises the Buyer of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to the Buyer all such information not previously provided to the Buyer, and (y) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal (which discussions are not solely for purposes of clarification). The Company shall take all action reasonably requested by Buyer that is necessary to enforce each confidentiality, standstill or similar agreement relating to an Acquisition Proposal to which the Company or any of its Subsidiaries is a party or by which any of them is bound (in each case, other than any such agreement with the Buyer). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.1(a) by the Company, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 6.1(a) by the Company. The Company shall provide the Buyer with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.

(b) No Change in Recommendation or Alternative Acquisition Agreement. The Company Board shall not, except as set forth in this Section 6.1:

(i) withhold, withdraw or modify, or propose publicly to withhold, withdraw or modify, in a manner adverse to the Buyer, the Company Board Recommendation;

(ii) approve or recommend, or propose publicly to approve or recommend, or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); or

(iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, (x) the Company Board may withhold, withdraw or modify the Company Board Recommendation if the Company Board determines in good faith, after reviewing applicable New Jersey Law and after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under New Jersey Law and (y) if (A) the Company Board receives an unsolicited, bona fide written Acquisition Proposal, (B) the Company’s breach of this Section 6.1 or any standstill or similar agreement was not the principal cause of such Acquisition Proposal being made and (C) the Company Board determines in good faith that such Acquisition Proposal constitutes a Superior Proposal, the Company Board may, at any time prior to obtaining the Company Shareholder Approval, in response to such Superior Proposal and following the expiration of the four (4) Business Day period described below, cause the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal but only if the Company shall have concurrently with entering into such Alternative Acquisition Agreement terminated this Agreement pursuant to Section 8.1(f) and prior thereto or concurrently therewith paid to the Buyer the Termination Fee required pursuant to Section 8.3(b), but in any event only after the fourth (4th) Business Day following the Buyer’s receipt of written notice (the “Notice”) from the Company advising the Buyer that the Company Board is prepared to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal and terminate this Agreement (it being understood that the Company shall be required to deliver a new Notice (which shall commence a new four (4) Business Day period) in respect of any revised Superior Proposal from such third party or its Affiliates that the Company proposes to accept, attaching the most current version of such agreement to such Notice (which version shall be updated on a current basis)), and only if, the Company and its Representatives shall have been reasonably available to the Buyer and its Representatives during such four (4) Business Day period to negotiate any adjustments in the terms of this Agreement proposed by the Buyer and, at the end of such four (4) Business Day period, after taking into account any such adjusted terms as may have been proposed by the Buyer since its receipt of such Notice, the Company Board has again in good faith made the determination referred to above in this clause (y).

(c) Notices to the Buyer. In addition to the other obligations of the Company set forth in this Section 6.1, the Company shall promptly notify the Buyer, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or, in the case of Clarifying Discussions, the Company’s outside counsel, in respect of any Acquisition Proposal, and shall, in any such notice to the Buyer, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep the Buyer reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall promptly (and in any event within 24 hours) provide the Buyer with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Certain Permitted Disclosure. Notwithstanding anything to the contrary in this Section 6.1, nothing contained in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to an Acquisition Proposal; provided, however, the Company shall nevertheless continue to be obligated to comply with its obligations under Section 6.1(b) and if such disclosure has the effect of withdrawing or modifying the Company Board Recommendation in a manner adverse to the Buyer or the approval of this Agreement by the Company Board, the Buyer shall have the right to terminate this Agreement to the extent set forth in Section 8.1(e) of this Agreement and to receive the Termination Fee to the extent set forth in Section 8.3(b).

(e) Cessation of Ongoing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to immediately cease and cause to be terminated any discussions or negotiations with any Person with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

(f) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Buyer and its Subsidiaries, relating to any (i) merger, consolidation, liquidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, (ii) acquisition in any manner, directly or indirectly (whether in a single transaction or a series of related transactions) of 15% or more of any class of equity securities of the Company or any of its Subsidiaries or (iii) acquisition in any manner, directly or indirectly (whether in a single transaction or a series of related transactions and including by means of license) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s consolidated revenues are attributable; in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any unsolicited, bona fide written proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, 65% or more of the equity securities of the Company or assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 65% or more of the Company’s consolidated assets or to which 65% or more of the Company’s consolidated revenues are attributable, pursuant to a tender or exchange offer, a merger, a consolidation or a purchase of assets or securities, that is not subject to a financing contingency and that is otherwise on terms and conditions that the Company Board determines in its good faith judgment (after consultation with its outside legal counsel and with a financial advisor of national reputation) to be (i) on terms more favorable to the holders of Company Common Stock from a financial point of view than the transactions contemplated by this Agreement, taking into account at the time of determination all the terms and conditions of such proposal and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal, and this Agreement (including any proposal by the Buyer to amend the terms of this Agreement) and (ii) reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

6.2 Proxy Statement. As soon as reasonably practicable after the execution of this Agreement, the Company, in cooperation with the Buyer, shall prepare and file with the SEC the Proxy Statement. Without limiting the generality of the foregoing, each of Buyer and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall respond to any comments or requests for additional information from the SEC or its staff as soon as reasonably practicable after receipt of any such comments or requests, and shall cause the Proxy Statement to be mailed to its shareholders promptly after the resolution of any such comments. The Company shall notify the Buyer promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Prior to responding to any such comments or requests or the filing or mailing of the Proxy Statement, (x) the Company shall provide the Buyer with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings and shall reasonably consider all comments reasonably proposed by the Buyer and (y) to the extent practicable, the Company and its outside counsel shall permit the Buyer and its outside counsel to participate in all communications with the SEC and its staff (including all meetings and telephone conferences) relating to the Proxy Statement, this Agreement or any of the transactions contemplated by this Agreement. Subject to Section 6.1(b), the Proxy Statement shall include the Company Board Recommendation and a copy of the Fairness Opinion. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement, the Buyer or the Company, as the case may be, shall promptly inform the other of such occurrence, and the Company shall, in accordance with the procedures set forth in this Section 6.2, prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and, to the extent required by applicable Law, cause such amendment or supplement to be distributed to the shareholders of the Company.

6.3 Nasdaq Quotation. The Company agrees to use commercially reasonable efforts to continue the quotation of the Company Common Stock on The Nasdaq Stock Market through the Effective Time.

6.4 Access to Information. (a) The Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer and the Buyer’s Representatives reasonable access, consistent with applicable Law, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, to all of the Company’s and its Subsidiaries’ properties, assets, books, Contracts, commitments, electronic and physical records, correspondence (including electronic correspondence), officers, employees, accountants, counsel, financial advisors and other Representatives as the Buyer shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer (a) a copy of each report, schedule, registration statement and other document (A) filed, furnished or received by it or any of its Subsidiaries during such period pursuant to the requirements of federal or state securities laws or (B) filed or furnished by it or any of its Subsidiaries with any Governmental Entity with respect to compliance with applicable Laws and (b) all other information concerning its and its Subsidiaries’ business, properties, assets and personnel as the Buyer may reasonably request. The Buyer will hold any such information that is non-public in confidence in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information to the extent such access would result in the loss of attorney-client privilege, or contravene any Law, provided, however, that in the event that the Company relies on this sentence to withhold access or disclosure, the Company shall, to the extent permitted by Law and the protection of such attorney-client privilege, notify the Buyer of the nature of the withheld information; provided, further that (i) the Company shall as promptly as practicable obtain and compile all such requested information, including if necessary conducting interviews and seeking information from third parties, and (ii) if the Buyer requests that the parties enter into a joint defense agreement in order to permit access to such withheld information, then, to the extent permitted by Law, the Company and the Buyer shall work in good faith to enter into a joint defense agreement to create and preserve attorney-client privilege, such agreement to be in form and substance mutually acceptable to the parties.

(b) In furtherance of the foregoing, but not in limitation thereof, the Company shall use commercially reasonable efforts to cause its accountants to furnish to the Buyer and the Buyer’s accountants access to all work papers relating to the Company’s business for any of the periods covered by the financial statements of the Company included in the Company SEC Reports.

(c) Between the date hereof and the Closing Date, the Company and its Subsidiaries shall permit the Buyer and the Buyer’s consultant to conduct such assessments (including assessments commonly known as “Phase I” environmental, health and safety site assessments and compliance reviews) of the environmental conditions and current compliance of any real property owned, leased, or otherwise occupied by any of the Company or its Subsidiaries as the Buyer, in its reasonable discretion, shall deem necessary prior to the Closing Date (“Buyer Environmental & Health & Safety Assessment”). For the avoidance of doubt, the Buyer Environmental & Health & Safety Assessment shall not include any intrusive testing, investigation or other action commonly known as a “Phase II” investigation. Buyer’s Environmental & Health & Safety Assessment shall be conducted by a qualified environmental consulting firm, possessing reasonable levels of insurance, in compliance with applicable Laws and in a manner that minimizes the disruption of the operations of the Company and its Subsidiaries.

(d) No investigation by the Buyer or its Representatives or advisors prior to or after the date of this Agreement shall diminish, obviate or cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise affect the Buyer’s rights under Articles I, VII and VIII of this Agreement.

6.5 Shareholders Meeting. The Company, acting through the Company Board, shall, as soon as practicable, take all actions in accordance with applicable Law, the Company Charter Documents and the rules of The Nasdaq Stock Market to establish a record date for, duly call, give notice of, convene and hold as promptly as practicable a meeting of the Company’s shareholders (the “Company Meeting”) solely for the purpose of obtaining the Company Shareholder Approval in accordance with Section 14A:10-3 of the NJBCA. Subject to Section 6.1, (i) the Company Board shall make the Company Board Recommendation and include such recommendation in the Proxy Statement and (ii) the Company Board shall not withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Buyer, the Company Board Recommendation. Subject to Section 6.1, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the Company Shareholder Approval. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Section 8.1(f), the Company’s obligations pursuant to the first sentence of this Section 6.5 shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) the withdrawal or modification by the Company Board or any committee thereof of the Company Board Recommendation or such Company Board’s or such committee’s approval of this Agreement or the Merger. The Company shall not adjourn or postpone the Company Meeting without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed).

6.6 Legal Requirements. (a) Subject to the terms hereof, including Section 6.1 and this Section 6.6, the Company and the Buyer shall each use commercially reasonable efforts to:

(i) take, or cause to be taken, all commercially reasonable actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as reasonably practicable;

(ii) as promptly as reasonably practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder as provided in Section 6.6(b) and (c), and (C) any other applicable Law; and

(iii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) The Company and the Buyer shall cooperate with each other in connection with the making of all such filings contemplated by Section 6.6(a)(ii). Subject to Section 6.6(c), the Company and the Buyer shall each use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the Buyer and the Company agree that nothing contained in this Section 6.6(b) shall modify or affect their respective rights and responsibilities under Section 6.6(c).

(c) Subject to the terms hereof, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective commercially reasonable efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as reasonably practicable and to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), and to respond to any government requests for information under any Antitrust Laws. Subject to all applicable confidentiality requirements and all applicable Laws, the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings or meetings with any Governmental Entity under or relating to any Antitrust Law and to the extent permitted by the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with any Antitrust Laws relating to the transactions contemplated hereby. Each of the Buyer and the Company agrees to provide to the other copies of all correspondence between it (or its advisors) and any such agency relating to this Agreement or any of the matters described in this Section 6.6; provided, however, that to the extent that such correspondence contains or reveals confidential information of a party hereto or any of its Affiliates, such party shall provide copies of such correspondence to the other party’s counsel. In furtherance of and not in limitation of the foregoing, each of Buyer and the Company shall use its respective reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission relating to any Antitrust Law and in connection with any investigation or other inquiry relating to any Antitrust Law, including any proceeding initiated by a private party, and (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case in connection with any Antitrust Laws relating to the transactions contemplated hereby. A party hereto may request entry into a joint defense agreement as a condition to providing any materials to another party hereto in connection with the matters covered by this Section 6.6(c) and, upon receipt of that request, the parties shall work in good faith to enter into a joint defense agreement to create and preserve attorney-client privilege in a form and in substance mutually acceptable to the parties. The Company, on the one hand, and Buyer, on the other hand, shall pay 50% of the filing fees required under the HSR Act.

(d) Notwithstanding anything to the contrary contained in this Agreement, neither the Buyer nor, prior to the Effective Time, the Company, nor any of their respective Subsidiaries or Affiliates shall be under any obligation to take any action under this Section if the DOJ or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger or if any non-U.S. Governmental Entity seeks comparable relief under any foreign Antitrust Law or trade regulation Law. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Buyer or any of its Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, enter into any consent decree, make any divestiture, accept any operational restriction or take or commit to take any action that would reasonably be expected to limit: (i) the freedom of action of the Buyer or its Subsidiaries or Affiliates with respect to the operation of, or the Buyer’s ability to retain, the Company or any businesses, product lines or assets of the Company; or (ii) the Buyer’s or its Subsidiaries’ or Affiliates’ ability to retain, own or operate any portion of the businesses, product lines or assets of the Buyer or any of its Subsidiaries or Affiliates, or alter or restrict in any way the business or commercial practices of the Buyer or its Subsidiaries or Affiliates or the Company or its Subsidiaries.

(e) Each of the Company and the Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents required in connection with the Merger that are disclosed or required to be disclosed in the Company Disclosure Letter or the Buyer Disclosure Letter, as the case may be, it being understood that neither the Company nor the Buyer shall be required to make materially burdensome payments in connection with the fulfillment of its obligations under this Section 6.6.

6.7 Public Disclosure. Except as may be required by Law or stock market regulations, the press release and the Company’s Current Report on Form 8-K announcing the execution of this Agreement shall be issued only in such form as have been mutually agreed upon by the Company and the Buyer. Thereafter, neither the Company nor the Buyer shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange or The Nasdaq Stock Market as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party to the extent practicable).

6.8 Indemnification. (a) From and after the Effective Time, the Surviving Corporation shall indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by (A) the Company Charter Documents as in effect on the date of this Agreement, (B) any applicable Contract as in effect on the date of this Agreement and (C) applicable Law.

(b) The Buyer will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company’s current directors and officers (as defined to mean those persons currently insured under the Company’s directors’ and officers’ insurance and indemnification policy) with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Buyer and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Buyer or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance and employment practices liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby, the cost of the premium for which tail policy shall not exceed the amount set forth in Section 6.8(b) of the Company Disclosure Letter.

(c) The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions relating to actions or omissions occurring prior to the Effective Time no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than those set forth in Exhibit A and Exhibit B hereto, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(d) In the event that the Surviving Corporation or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving

Corporation or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 6.8. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.8.

(e) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnitees and their respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnitee is entitled, whether pursuant to law, contract or otherwise.

6.9 Notification of Certain Matters. Each of the Company and the Buyer shall give prompt notice to the other of (a) the discovery by the party giving notice of any fact or circumstance that, or the occurrence, or failure to occur, of any event, which occurrence or failure to occur would cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, at any time from and after the date of this Agreement until the Effective Time, (b) any material failure of the party giving notice to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) any notice or other communication received by the party giving notice from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to the Company, the Surviving Corporation or the Buyer, and (d) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the party giving notice, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not (x) be considered an admission that any representation or warranty is untrue or that any covenant has been breached for purposes of Article VII or Article VIII, (y) cure any breach or non-compliance with any other provision of this Agreement or (z) limit the remedies available to the party receiving such notice; provided, further that the failure to deliver a notice pursuant to this Section 6.9 shall not be considered in determining whether the condition set forth in Section 7.2(b) or Section 7.3(b) has been satisfied (except that the extent of the actual prejudice caused to a party hereto by such failure shall be taken into account in determining whether the condition specified in Section 7.2(b) or 7.3(b), as applicable, has been satisfied). Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

6.10 Employee Compensation. Following the Effective Time and until December 31, 2009, the Buyer will or will cause one of its Subsidiaries to maintain the Company’s current severance pay levels set forth on Section 6.10 of the Company Disclosure Letter and will or will cause one of its Subsidiaries to use commercially reasonable efforts to provide generally to those of its employees and employees of the Surviving Corporation or their respective Subsidiaries who shall have been employees of the Company or any of its Subsidiaries immediately prior to the Effective Time (“Continuing Employees”), a total compensation package (including benefits but excluding any equity based compensation) that, in the aggregate, is no less favorable than the total compensation package (including benefits but excluding any equity based compensation) provided to those employees immediately prior to the execution of this Agreement; provided, however, that any prior practice by the Company of paying six months of severance for employees who have a position of Vice President or higher will be discontinued following the Effective Date. The executive officers of the Company whose names are listed on Section 6.10 of the Company Disclosure Letter will be offered employment and/or severance arrangements with the Surviving Corporation following the Effective Time on terms no less favorable to such officers than those set forth in the forms of employment letter provided to the Company immediately prior to the execution of this Agreement.

6.11 Accrued Personal, Sick or Vacation Time. With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time (the “PSV Policies”), the Buyer shall or shall cause one of its Subsidiaries to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with Buyer’s practice and policies. Notwithstanding Section 6.10, the Buyer will or will cause one of its Subsidiaries to maintain the Company’s Well-Pay policy through the earlier of December 31, 2009 or the date Buyer offers the Continuing Employees benefits under any Buyer Employee Plans (as defined below) that provide at least 12 paid sick days per year.

6.12 Service Credit. (a) Following the Effective Time, the Buyer will or will cause one of its Subsidiaries to give each Continuing Employee full credit for prior service with the Company or its Subsidiaries for purposes of (i) eligibility and vesting (to the extent past service is relevant to eligibility or vesting) under any Buyer Employee Plans (as defined below), (ii) determination of benefit levels under any Buyer Employee Plan or policy in either case relating to vacation or severance (but not for benefit accrual purposes under any other Buyer Employee Plan) and (iii) determination of “retiree” status under any Buyer Employee Plan, in each case under clauses (i), (ii) and (iii) for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation by the Buyer, but except where such credit would result in a duplication of benefits. In addition, the Buyer will or will cause one of its Subsidiaries to waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Company and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs. For purposes of this Agreement, the term “Buyer Employee Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any current or former employee of the Buyer or any of its Subsidiaries or any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the

Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (C) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Buyer or a Subsidiary of the Buyer.

(b) Notwithstanding anything in this Agreement to the contrary, nothing in Sections 6.10 through 6.12 shall impede or limit the Buyer, the Company, the Surviving Corporation or any of their Affiliates from terminating any of their employees at any time for any reason or no reason, subject to the provisions of applicable Law and from amending or terminating any Company Plan or any Buyer Employee Plan following the Effective Time.

6.13 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to the Buyer at the Closing evidence reasonably satisfactory to the Buyer of the resignation, effective as of the Effective Time, of those directors of the Company designated by the Buyer to the Company in writing at least 10 calendar days prior to the Closing.

6.14 Shareholder Agreement. The Company shall instruct its transfer agent not to register the transfer of any Certificate representing any Subject Shares (as defined in the Shareholder Agreement) made or attempted to be made in violation of the Shareholder Agreement.

6.15 Litigation. The Company shall give the Buyer the opportunity to participate in the defense or settlement of any litigation against the Company, its Subsidiaries and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the Buyer’s prior written consent (which shall not be unreasonably withheld or delayed).

6.16 State Takeover Statutes. Neither Buyer, Merger Sub nor the Company shall take any action that would result in any state takeover statute or similar Law becoming applicable to any of the transactions contemplated by this Agreement or the Shareholder Agreement. If any state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated by this Agreement or the Shareholder Agreement, the Buyer, the Merger Sub and the Company shall use reasonable best efforts to take all action necessary to ensure that the transactions contemplated by this Agreement and the Shareholder Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Shareholder Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement and the Shareholder Agreement.

6.17 Pre-Closing Environmental Filings. Prior to the Closing Date, the Company and its Subsidiaries shall promptly make all filings, applications, notifications or disclosures required under any Environmental Law in connection with the transactions contemplated by this Agreement or otherwise to conduct the business or operations of the Company and its Subsidiaries, including with respect to the transfer, modification, issuance or re-issuance of any Company Permit, authorization, registration, approval or consent. The Buyer and the Company shall cooperate with each other in all reasonable respects with respect to such filings, applications, notifications or disclosures, and the Company and each of its Subsidiaries shall use their commercially reasonable efforts to obtain or receive all such authorizations, registrations, approvals or consents.

6.18 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

CONDITIONS TO MERGER

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained at the Company Meeting, at which a quorum is present, by the Required Company Shareholder Vote in accordance with applicable Law and the Company Charter Documents.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any agreement with any Governmental Entity not to consummate the transactions contemplated hereby shall have expired or otherwise been terminated and the applicable filings, approvals or expiration or termination of any applicable waiting periods under foreign antitrust or trade regulation Laws in jurisdictions in which such filings, approvals or expiration or termination are required by Law to be made, obtained or expired, or terminated prior to the Closing, shall have been made, obtained or expired, or terminated.

(c) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, obtained or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, Law, rule or regulation (collectively, “Restraints”) that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

7.2 Additional Conditions to Obligations of the Buyer and the Merger Sub. The obligations of the Buyer and the Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Buyer and the Merger Sub:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct, subject to the qualification set forth in clause (ii), as of such date, and (ii) where the failure to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualification other than materiality qualifications contained in express affirmative listing requirements (as opposed to disclosure by exception) in the Company Disclosure Letter), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect); provided, however, that the representations and warranties made in Section 3.2(a) shall be true and correct as of the Closing Date (except for immaterial numerical inaccuracies) and the representations and warranties made in Section 3.4 shall be true and correct in all material respects as of the Closing Date and not subject to the qualification set forth above and the representation and warranty contained in the first sentence of Section 3.6 shall be true and correct as of the Closing Date and not subject to the qualification set forth above. The Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of its obligations required to be performed by it under this Agreement on or prior to the Closing Date, and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Restraints. There shall not be instituted, pending or threatened any action, investigation, litigation or proceeding by a Governmental Entity which seeks to (A) restrain, enjoin, prevent, prohibit or make illegal the consummation of the Merger, (B) impose limitations on the ability of the Buyer or its Affiliates to vote, transfer, receive dividends with respect to or otherwise exercise full rights of ownership rights with respect to the stock of the Surviving Corporation, (C) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, the Buyer’s or any of its Affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company and its Subsidiaries, taken as a whole or (D) as a result of the transactions contemplated by this Agreement, compel the Buyer or any of its Affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company and its Subsidiaries, taken as a whole, or of the Buyer and its Subsidiaries, taken as a whole.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(e) Sarbanes-Oxley Certifications. With respect to any Company SEC Reports filed with the SEC after the date of this Agreement, neither the chief executive officer nor the chief financial officer of the Company shall have failed to provide the necessary certifications as and in the form required under SOxA and in the form previously filed by the Company.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Buyer and the Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct, subject to the qualification set forth in clause (ii), as of such date, and (ii) where the failure to be true and correct (without giving effect to any materiality qualifications contained therein), individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Merger Sub to consummate the transactions contemplated by this Agreement; and the Company shall have received a certificate signed on behalf of the Buyer by the chief executive officer or the chief financial officer of the Buyer to such effect.

(b) Performance of Obligations of the Buyer and the Merger Sub. The Buyer and the Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Buyer by the chief executive officer or the chief financial officer of the Buyer to such effect.

7.4 Frustration of Closing Conditions. None of the Company, the Buyer or the Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to use its reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.6.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party):

(a) by mutual written consent of the Buyer, the Merger Sub and the Company; or

(b) by either the Buyer or the Company if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Merger to occur on or before the Outside Date; for purposes of this Agreement, the term “Outside Date” shall mean the latest of January 23, 2009, the Second Date (but only if eligible to be considered as an Outside Date as provided in clause (i) below) and the Third Date (but only if eligible to be considered as an Outside Date as provided in clause (ii) below), where

(i) the term “Second Date” shall mean July 23, 2009, but the Second Date shall only be eligible to be considered as a possible Outside Date if (x) the Merger shall not have been consummated on or before January 23, 2009 because the condition set forth in Section 7.1(b) has not been satisfied or waived by January 23, 2009 and (y) the Company elects to extend the Outside Date to July 23, 2009; and

(ii) if (a) the Merger shall not have been consummated on or before January 23, 2009 (or on or before July 23, 2009 if the Company elects to extend the Outside Date to July 23, 2009 pursuant to clause (i) above) because the condition in Section 7.2(b) has not been satisfied or waived as a result of a failure by the Company to comply with Section 5.1(y) first disclosed by the Company to the Buyer, or first identified by the Buyer to the Company, less than ninety days prior to January 23, 2009 (or less than ninety days prior to July 23, 2009 if the Company elects to extend the Outside Date to July 23, 2009 pursuant to clause (i) above) and (b) the Company elects to extend the Outside Date to the ninetieth (90th) day after such first disclosure or such first identification, then the Third Date shall be eligible to be considered as an Outside Date and the term “Third Date” shall mean such ninetieth (90th) day; or

(c) by either the Buyer or the Company if any Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party if the imposition of such Restraint was primarily due to such party’s failure to fulfill any obligation under this Agreement or breach of any of its representations and warranties set forth in this Agreement; or

(d) by either the Buyer or the Company if at the Company Meeting the Company Shareholder Approval shall not have been obtained; or

(e) by the Buyer if: (i) the Company Board (A) shall have failed to make the Company Board Recommendation in the Proxy Statement or shall have withdrawn or modified the Company Board Recommendation in a manner adverse to the Buyer, (B) shall have approved or recommended to the shareholders of the Company an Acquisition Proposal, (C) shall not have rejected and recommended against any Acquisition Proposal within ten (10) Business Days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance of a tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) or (D) after any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Buyer and its Subsidiaries, Affiliates and Representatives (on behalf of the Buyer), (1) shall have made an Acquisition Proposal and the existence of or information regarding an Acquisition Proposal becomes known in the public domain (whether by media speculation, rumor or otherwise and whether or not accurate) or (2) shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, or the existence of or information regarding an intention to make an Acquisition Proposal shall have otherwise become known in the public domain (whether by media speculation, rumor or otherwise and whether or not accurate), and in any such case the Company shall have failed to publicly reconfirm the Company Board Recommendation or its approval of any of the transactions contemplated by this Agreement within five (5) Business Days after receipt of a written request from the Buyer that it do so; (ii) the Company shall have breached any of its obligations in Section 6.2 or the first sentence of Section 6.5 in such a manner as would reasonably be expected to delay the date on which the Company Meeting is held and such breach shall not have been cured within 14 days of the Company’s receipt of notice thereof; or (iii) the Company enters into an Alternative Acquisition Agreement; or

(f) by the Company in accordance with the terms and subject to the conditions set forth in the second sentence of Section 6.1(b); provided that prior thereto or concurrently therewith the Company shall have paid or caused to be paid the Termination Fee to the Buyer in accordance with Section 8.3(b) (and such termination of this Agreement by the Company shall not take effect unless and until the Termination Fee shall have been received by the Buyer); or

(g) by the Buyer if there has been (A) a breach of any representation or warranty of the Company set forth in this Agreement or if any representation or warranty set forth in this Agreement shall have become untrue in either case such that the condition set forth in Section 7.2(a) would not be satisfied unless (x) such breach or failure to be true is curable by the Outside Date through the Company’s reasonable best efforts and (y) the Company continues to exercise diligently such reasonable best efforts or (B) a breach or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied, unless (x) such breach or failure to be true is curable by the Outside Date through the Company’s reasonable best efforts and (y) the Company continues to exercise diligently such reasonable best efforts; or

(h) by the Buyer if any Restraint having the effect of granting or implementing any relief referred to in Section 7.2(c)(B), (C) or (D) shall be in effect and shall have become final and nonappealable; or

(i) by the Company if there has been (A) a breach of any representation or warranty of the Buyer or the Merger Sub set forth in this Agreement or if any representation or warranty set forth in this Agreement shall have become untrue in either case such that the condition set forth in Section 7.3(a) would not be satisfied unless (x) such breach or failure to be true is curable by the Outside Date through the Buyer’s or the Merger Sub’s reasonable best efforts and (y) the Buyer and the Merger Sub continue to exercise diligently such reasonable best efforts or (B) a breach or failure to perform any covenant or agreement on the part of the Buyer or the Merger Sub set forth in this Agreement such that the condition set forth in Section 7.3 (b) would not be satisfied, unless (x) such breach or failure to be true is curable by the Outside Date through the Buyer’s and the Merger Sub’s reasonable best efforts and (y) the Buyer and the Merger Sub continue to exercise diligently such reasonable best efforts.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and if such notice and such termination is in accordance with the terms of this Agreement, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company, the Merger Sub or their respective officers, directors, shareholders or Affiliates; provided, however, that (a) any such termination shall not relieve any party from liability for fraud or any willful breach of this Agreement or willful misrepresentation herein, (b) any such termination shall not relieve the Company from any liability it may have as provided in Section 8.3, and (c) the provisions of the first sentence of Section 3.21 (Brokers), Section 4.7 (Brokers), Section 5.2 (Confidentiality), Section 8.3 (Fees and Expenses), this Section 8.2 (Effect of Termination) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3 Fees and Expenses. (a) Except as set forth in Section 6.6(c) or in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Shareholder Agreement, the Merger and the transactions contemplated by this Agreement shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b) In the event that (A)(x) this Agreement is terminated by the Company or the Buyer pursuant to Section 8.1(b) (and at the time of such termination a vote to obtain the Company Shareholder Approval has not been held) or Section 8.1(d) or by the Buyer pursuant to Section 8.1(e)(ii) or Section 8.1(g)(B), (y) prior to such termination, any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Buyer and its Subsidiaries, Affiliates and Representatives (on behalf of the Buyer), shall have made an Acquisition Proposal directly to the Company’s shareholders or shall have publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal, or an Acquisition Proposal shall have otherwise become publicly known, and in each case such Acquisition Proposal shall have not been withdrawn prior to such termination, and (z) within twelve months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, any Acquisition Proposal (provided, that for the purpose of this Section 8.3(b)(A)(z), all references in the definition of Acquisition Proposal to “15% or more” will be deemed to be references to “more than 45%”); (B) this Agreement is terminated by the Buyer pursuant to Section 8.1(e)(i) or Section 8.1(e)(iii); or (C) this Agreement is terminated by the Company pursuant to Section 8.1(f), then in any such event under clause (A), (B) or (C) of this Section 8.3(b), the Company shall pay the Buyer a termination fee of $30,000,000 in cash (the “Termination Fee”). The payment of the Termination Fee set forth in this Section 8.3(b) is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity), and in no respect is intended by the parties hereto to constitute liquidated damages, or be viewed as an indicator of the damages payable, or in any other respect limit or restrict damages available in case of any willful breach of this Agreement.

(c) Any payment required to be made pursuant to clause (A) of Section 8.3(b) shall be made to the Buyer concurrently with the Company’s entering into a definitive agreement with respect to, or consummating, any Acquisition Proposal (as such term is defined in such clause (A)) and any payment required to be made pursuant to clause (B) of Section 8.3(b) shall be made to the Buyer prior to or simultaneously with (and as a condition to the effectiveness of) termination of this Agreement by the Company. All such payments shall be made by wire transfer of immediately available funds to an account to be designated by the Buyer.

(d) In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 8.3 when due, such amounts shall accrue interest for the period commencing on the date such amounts became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company shall fail to pay such amounts when due, the Company shall also pay to the Buyer all of the Buyer’s reasonable costs and expenses actually incurred (including reasonable attorneys’ fees) in connection with efforts to collect such amounts. The Company acknowledges that the Termination Fee and the other provisions of this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Buyer would not enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Article II, Sections 6.8, 6.10, 6.11, 6.12, and Article IX.

9.2 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of any party, but, after any such approval, no amendment shall be made that by Law would require further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, subject to applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or, except as otherwise provided herein, any conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service (providing proof of delivery), or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(a)		if to the Buyer or the Merger Sub, to

General Electric Company
c/o GE Healthcare
Pollards Wood
Nightingales Lane
Chalfont St. Giles
England HP8 4SP
Attn: General Counsel, Strategic Transactions
Facsimile: +44 1494-498467

with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: A. Peter Harwich, Esq.
Facsimile: (212) 610-6399

(b)		if to the Company, to

Vital Signs, Inc.
20 Campus Road
Totowa, NJ 07512
Attn: General Counsel
Facsimile: (973) 790-4271

with a copy to:

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
	Attn:	Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.
Facsimile: (973) 597-2351

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.5 Entire Agreement. This Agreement (including the Company Disclosure Letter, the Buyer Disclosure Letter and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.6 No Third Party Beneficiaries. Except as provided in Section 6.8 and, in such instance only after the Effective Time, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with, or any entitlement to employee benefits or compensation for the benefit of, any Person or to otherwise create any third-party beneficiary hereto, notwithstanding any principle of contractual interpretation that would otherwise confer such rights.

9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of the Buyer, but no such assignment shall relieve the Merger Sub or Buyer of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

9.8 Severability. Any term or provision of this Agreement that is determined to be invalid, illegal or unenforceable in any situation by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the original intent of the parties and the economic, business and other purposes of such invalid or unenforceable term.

9.9 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or electronic transmission.

9.10 Interpretation. When reference is made in this Agreement to an Article, Exhibit or Section, such reference shall be to an Article, Exhibit or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. All terms defined in this Agreement shall have the defined meanings when used in any certificates or other documents made or delivered pursuant hereto unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. For the avoidance of doubt, in the event that one party notifies another party of a fact, event or occurrence after the date hereof, such notification shall be deemed to constitute Knowledge of the notified party for purposes of determining whether a representation or warranty in this Agreement that is qualified by Knowledge is true and correct as of the Closing Date even if such party did not have such Knowledge as of the date hereof.

9.11 Governing Law. This Agreement (and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any party to enter therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction, except to the extent the NJBCA is applicable hereto.

9.12 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.13 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any federal court or, if jurisdiction in the federal courts is not available, any state court, in either case in the State of New York sitting in New York County in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.4. Nothing in this Section 9.13, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. The submission to jurisdiction set forth in this paragraph shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.

9.14 Obligation of Buyer. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of the Buyer to cause Merger Sub to take such action and a guarantee of the payment and performance thereof.

9.15 WAIVER OF JURY TRIAL. EACH OF THE BUYER, THE MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE BUYER, THE MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Buyer, the Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

GENERAL ELECTRIC COMPANY

By:	/s/ Michael A. Jones
Name:	Michael A. Jones
Title:	Executive Vice President, Business Development GE Healthcare

TONIC ACQUISITION CORP

By:	/s/ Michael A. Jones
Name:	Michael A. Jones
Title:	President

VITAL SIGNS, INC.

By:	/s/ Terry D. Wall
Name:	Terry D. Wall
Title:	President and Chief Executive Officer